File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1

APPLICATION/DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

AGL Resources Inc. Ten Peachtree Place Suite 1000 Atlanta, GA 30309	NUI Corporation 550 Route 202-206 Box 760 Bedminster, NJ 07921-0760

(Name of company or companies filing this statement and addresses of principal executive offices)

AGL Resources Inc.

Ten Peachtree Place

Suite 1000

Atlanta, GA 30309

(Name of top registered holding company of each applicant or declarant)

Bryan E. Seas, Vice President and Controller AGL Resources Inc. Ten Peachtree Place Suite 1000 Atlanta, GA 30309	Steven D. Overly Vice President, Chief Financial Officer, General Counsel and Secretary NUI Corporation 550 Route 202-206 Box 760 Bedminster, NJ 07921-0760

 (Name and address of agent for service)

The Commission is also requested to send copies

of any communication in connection with this matter to:

William S. Lamb LeBoeuf, Lamb, Greene & MacRae, L.L.P. 125 West 55th Street New York, New York 10019-5389 Tel. (212) 424-8170 Fax (212) 424-8500	Roshini Thayaparan LeBoeuf, Lamb, Greene & MacRae, L.L.P. 1875 Connecticut Avenue, NW Suite 1200 Washington, DC 20009 Tel. (202) 986-8065 Fax (202) 956-3305

TABLE OF CONTENTS

Item 1. Description of Proposed Transaction.	4
A. Introduction and General Request	4
B. Description of the Parties	4
1. AGL Resources Inc. and its Subsidiaries	4
a. AGL Resources Inc.	4
b. Utility Subsidiaries	5
(i) Atlanta Gas Light Company	5
(ii) Chattanooga Gas Company	5
(iii) Virginia Natural Gas, Inc.	5
c. Nonutility Subsidiaries	6
2. NUI Corporation	6
a. Utility Subsidiaries	6
(i) NUI Utilities, Inc.	6
(ii) Virginia Gas Distribution Company	7
b. Nonutility Subsidiaries	7
(i) NUI Capital Corp.	7
(ii) Virginia Gas Company	8
(iii) NUI Saltville Storage, Inc.	8
(iv) NUI Storage, Inc.	8
c. Recent Developments	8
C. Description of the Transaction	10
1. The Merger	10
2. Financing the Merger	11
3. Conditions	12
4. Management and Operations Following the Merger	13
5. Benefits of the Merger	13
a. Benefits from AGL Resources' Financial Strength	14
b. Benefits From AGL Resources' Utility Experience	15
D. Financing Authority	16
E. Affiliate Transactions	17
1. Gas Procurement and Asset Management Arrangement	17
2. Billing Services	17
3. Construction and Management Services	18
F. Tax Allocation Agreement	18
G. Rule 16 Exemption	18
H. Section 3(a)(1) Exemption Request for VGC	18
Item 2. Fees, Commissions and Expenses.	19
Item 3. Applicable Statutory Provisions.	19
A. Applicable Provisions	19
B. Legal Analysis	19
1. Sections 9(a), 10 and 11	19
a. Section 10(b)(1)	20

b. Section 10(b)(2)	21
c. Section 10(b)(3)	23
d. Section 10(c)(1)	24
(i) Section 8	24
(ii) Section 11	25
e. Section 10(c)(2)	27
f. Section 10(f)	31
2. Section 3(a)(1) Exemption Request for VGC	31
3. Financing Authority	32
a. Subsidiary Debt	34
b. Authorization and Operation of the Money Pools	34
c. Guarantees	35
d. Hedges	35
e. Changes in Capital Stock of Wholly-Owned Subsidiaries	35
f. Payment of Dividends Out of Capital or Unearned Surplus	35
g. Financing Entities	37
h. Restructuring and Reorganization	37
i. Intermediate Subsidiaries	38
j. Rule 54 Analysis	38
4. Affiliate Transactions	38
a. AGL Services	38
5. Rule 16 Exemption	39
6. Retention of Nonutility Subsidiaries	39
Item 4. Regulatory Approval	39
A. State Approvals	40
1. New Jersey	40
2. Florida	40
3. Maryland	40
4. Virginia	40
B. Federal Approvals	41
1. Hart-Scott-Rodino Antitrust Improvements Act of 1976	41
2. Communications Act of 1934	41
Item 5. Procedure	41
Item 6. Exhibits and Financial Statements	42
Item 7. Information as to Environmental Effects.	45
Signatures	46

Item 1.

Description of Proposed Transaction.

A.

Introduction and General Request

In this Application, AGL Resources Inc. ("AGL Resources"), a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), requests authority under Sections 9, 10 and 11 of the Act to acquire all of the issued and outstanding common stock of NUI Corporation ("NUI"), an exempt holding company under Section 3(a)(1) of the Act, and indirectly acquire all of NUI's subsidiary companies.1  The proposed transaction, more fully described below, is referred hereto as the "Merger."

AGL Resources and NUI (collectively, "Applicants") also seek approval under Sections 6(a), 7, 9(a), 10, 11, 12(b), 12(c), 13(b) of the Act and Rules 43, 45, 46, and 54 for NUI and its subsidiaries to engage, after the consummation of the Merger, in the same financing and other transactions authorized by the Commission in the AGL Resources Financing Order2 and described herein.  Applicants further request authorization (a) to retain NUI's nonutility subsidiaries, (b) to reorganize NUI's direct and indirect nonutility subsidiaries without the need to seek further Commission authorization, (c) for AGL Resources to acquire NUI's interest in the Saltville Gas Storage Company, LLC pursuant to an exemption under Rule 16, and (d) for NUI Utilities, Inc. ("NUI Utilities") to pay dividends out of capital and unearned surplus in an amount up to their pre-merger retained earnings and post-merger earnings before any deduction for the impairment of goodwill.  Finally, Applicants request that the Commission find that Virginia Gas Company ("VGC"), a utility holding company subsidiary of NUI, is entitled to an exemption pursuant to Section 3(a)(1) of the Act.

B.

Description of the Parties

1.

AGL Resources Inc. and its Subsidiaries

a.

AGL Resources Inc.

AGL Resources is a corporation organized under the laws of Georgia, and is an Atlanta-based energy services holding company.  AGL Resources owns three gas public utility subsidiary companies: Atlanta Gas Light Company ("AGLC"), Chattanooga Gas Company ("CGC"), and Virginia Natural Gas, Inc. ("VNG"); and several directly or indirectly-owned subsidiary companies.  AGLC, CGC and VNG serve more than 1.8 million customers in three states.

AGL Resources' common stock has a five dollar ($5.00) par value and is listed and traded on the New York Stock Exchange under the symbol "ATG."  As of December 31, 2003 AGL Resources had 64,509,346 shares of common stock issued and outstanding.  As of and for the twelve months ended December 31, 2003, AGL Resources had total assets of $3.98 billion, net utility plant assets of $2.20 billion, total operating revenues of $983.7 million, operating income of $258.3 million and net income of $127.9 million.  As of December 31, 2003, AGL Resources, in conjunction with its subsidiaries, employed approximately 2,150 full-time employees.

b.

Utility Subsidiaries

(i)

Atlanta Gas Light Company

AGLC is a natural gas local distribution utility with distribution systems and related facilities serving 237 cities throughout Georgia, including Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah and Valdosta.  AGLC also has approximately 6.0 billion cubic feet, or Bcf, of liquefied natural gas ("LNG") storage capacity in three LNG plants to supplement the supply of natural gas during peak usage periods.

The Georgia Public Service Commission regulates AGLC with respect to rates, maintenance of accounting records and various other service and safety matters.  As of and for the twelve months ended December 31, 2003, AGLC had total assets of $2.45 billion, total operating revenues of $517.6 million and net income of $92.8 million.  AGLC owns all of the outstanding stock of AGL Rome Holdings, Inc.  AGL Rome Holdings, Inc. owned property associated with a former manufactured gas plant in Rome, Georgia, but sold that property in December 2003.

(ii)

Chattanooga Gas Company

CGC is a natural gas local distribution utility with distribution systems and related facilities serving 12 cities and surrounding areas, including the Chattanooga and Cleveland areas of Tennessee. CGC also has approximately 1.2 Bcf of LNG storage capacity in its LNG plant.

The Tennessee Regulatory Authority regulates CGC with respect to rates, maintenance of accounting records and various other service and safety matters.  As of and for the twelve months ended December 31, 2003, CGC had total assets of $161.8 million, total operating revenues of $89.6 million and net income of $6.0 million.

(iii)

Virginia Natural Gas, Inc.

VNG is a natural gas local distribution utility with distribution systems and related facilities serving eight cities in the Hampton Roads region of southeastern Virginia.  VNG owns and operates approximately 155 miles of a separate high-pressure pipeline that provides delivery of gas to customers under firm transportation agreements within the state of Virginia.  VNG also has approximately 5.0 million gallons of propane storage capacity in its two propane facilities to supplement the supply of natural gas during peak usage periods.

The Virginia State Corporation Commission ("VSCC") regulates VNG with respect to rates, maintenance of accounting records and various other service and safety matters.  As of and for the twelve months ended December 31, 2003, VNG had total assets of $708.9 million, total operating revenues of $328.7 million and net income of $25.5 million.

c.

Nonutility Subsidiaries

AGL Resources owns several nonutility subsidiaries.  The Commission has previously authorized the retention of AGL Resources' nonutility subsidiaries.3

2.

NUI Corporation

a.

Utility Subsidiaries

NUI, a New Jersey corporation, has two public utility subsidiary companies, NUI Utilities and Virginia Gas Distribution Company ("VGDC").  Through its subsidiaries, NUI operates natural gas distribution systems and natural gas storage and pipeline businesses.

(i)

NUI Utilities, Inc.

Through its three regulated utility divisions, Elizabethtown Gas Company ("Elizabethtown Gas"), City Gas Company of Florida ("City Gas") and Elkton Gas, NUI Utilities distributes natural gas to approximately 371,000 customers in New Jersey, Florida and Maryland.  Each utility subsidiary or division is subject to regulation by the public service commission in the states where it operates.

During fiscal year 2003, the operating revenues associated with the provision of distribution services by NUI Utilities was approximately $615.5 million, representing 94% of the total operating revenues of NUI.  Of this amount, 73% was generated by utility operations in New Jersey, where approximately 70% of NUI Utilities' customers are located.  Total utility gas volumes sold or transported by such utility operations amounted to 81.8 Bcf, of which 86% was sold or transported in New Jersey.  These figures do not reflect utility operations which were discontinued in fiscal year 2003 with the sale of NUI's Valley Cities Gas and Waverly Gas.

NUI Utilities distributes gas through approximately 6,200 miles of steel, cast iron and plastic mains.  The company has physical interconnections with five interstate pipelines in New Jersey and a single interstate pipeline in both Maryland and Florida.  Common interstate pipelines along the company's operating system provide the company with the flexibility to manage pipeline capacity and supply, thereby optimizing system utilization.

Through its Elizabethtown Gas and City Gas divisions, NUI Utilities also has an appliance service, sales, leasing and financing businesses in New Jersey and Florida that complement its natural gas utility services in those states.  The appliance group generated operating revenues of $15.4 million in fiscal year 2003 and had operating margins of $5.7 million in the same period.

Presently, NUI Utilities has a capacity management arrangement with Cinergy Marketing & Trading LLC ("CMT"), wherein CMT supplies NUI Utilities with gas at market-based prices and pays NUI Utilities a fixed fee to manage its interstate pipeline assets.  NUI Utilities also makes off-system sales to non-jurisdictional customers utilizing assets under contract from interstate pipelines.  Such assets include interstate pipeline and storage capacity.  Off system sales margins retained by NUI Utilities totaled $1.3 million in fiscal year 2003.

(ii)

Virginia Gas Distribution Company

VGDC is an indirect wholly owned public utility subsidiary of NUI and a direct subsidiary of VGC, a holding company for certain utility and nonutility businesses.4  VGDC distributes gas to approximately 300 customers in Virginia.  During fiscal year 2003, VGDC sold approximately 240,300 Mcf of gas, of which 4% were sold to residential customers and 96% to commercial and industrial customers.

b.

Nonutility Subsidiaries

(i)

NUI Capital Corp.

NUI's nonutility businesses are carried out primarily by NUI Capital Corp. ("NUI Capital") and its subsidiaries.5  NUI Capital's only remaining non-regulated subsidiary with substantial continuing operations is Utility Business Services, Inc. ("UBS"), a billing and customer information systems and services subsidiary.  NUI's other non-regulated subsidiaries are winding down their operations.  These subsidiaries include: NUI Energy, Inc. ("NUI Energy"), an energy retailer; NUI Energy Brokers, NUI's wholesale energy trading and portfolio management subsidiary;6 OAS Group, Inc. ("OAS"), the company's digital mapping operation;7 and TIC Enterprises, LLC ("TIC"), a sales outsourcing subsidiary that sold wireless and network telephone services.

UBS is a wholly owned subsidiary of NUI Capital.  UBS provides outsourced customer information systems and services to NUI Utilities as well as investor-owned and municipal water/wastewater utilities.  UBS offers customer and utility operations information systems and services, including account management, reporting, bill printing and mailing, and payment processing services.  UBS presently serves 13 clients.  The majority of UBS' clients are municipally-owned and operated water utilities across the United States.  UBS' top three clients in terms of revenue generation are United Water, NUI Utilities and Middlesex Water.  Over the past twelve months, NUI Utilities has provided approximately 36% of UBS' revenues.  UBS has been profitable in every year since 1995.

(ii)

Virginia Gas Company

VGC is a natural gas storage, pipeline and distribution company with principal operations in Southwestern Virginia.  In addition to owning VGDC, a gas utility described above, VGC operates two storage facilities; one a high-deliverability salt cavern facility in Saltville, Virginia (the "Saltville Storage Project") and the other a depleted reservoir facility in Early Grove, Virginia.  Combined, the facilities have approximately 2.6 Bcf of working gas capacity.  VGC also owns and operates a 72-mile 8" intrastate pipeline and serves as the construction and operations manager for the Saltville Storage Project as discussed below.  All of VGC's businesses are regulated by the VSCC, and the Saltville Storage Project is regulated by the Federal Energy Regulatory Commission ("FERC").  VGC, which was acquired by NUI in March 2001 had operating margins of $8.7 million in fiscal year 2003.

(iii)

NUI Saltville Storage, Inc.

NUI's wholly owned subsidiary, NUI Saltville Storage, Inc. ("NUISS"), is a fifty-percent member of Saltville Gas Storage Company, LLC ("SSLLC").  SSLLC is a joint venture between subsidiaries of NUI and Duke Energy Gas Transmission ("DEGT") that is developing a natural gas storage facility in Saltville, Virginia.  SSLLC plans to expand the present Saltville Storage Project from its current capacity of 1 Bcf to approximately 12 Bcf in several phases.  The Saltville Storage Project connects to DEGT's East Tennessee Natural Gas interstate system and its Patriot pipeline.  SSLLC is subject to regulation by FERC under the Natural Gas Act.

In conjunction with the development of the Saltville Storage Project, NUI Energy Brokers entered into a twenty-year agreement with DEGT for the firm transportation of natural gas in the Patriot pipeline and a twenty-year agreement with SSLLC for the firm storage of natural gas.  NUI is not using the Patriot pipeline transportation capacity at this time since it has discontinued its trading operations.

(iv)

NUI Storage, Inc.

NUI Storage, Inc. ("NUI Storage") is a wholly owned subsidiary of NUI.  Through its wholly owned subsidiaries, NUI Storage has acquired options on the land and mineral rights for property located in Richton, Perry County, Mississippi that the company plans to develop into a natural gas storage facility to help serve the Southeast United States.  Like its companion storage facility in Saltville, Richton is expected to offer the high-deliverability capabilities of salt dome storage for natural gas and will have access to a number of major interstate pipelines, including Destin Pipeline and its connections to Gulf South, Gulfstream, Florida Gas Transmission, SONAT, Tennessee Natural Gas and Transco.  Through its connection to Destin Pipeline, Richton will have direct access to the gas supplies in the Gulf of Mexico, as well as supplies from the interconnected interstate pipelines referenced.  Richton can also serve as a potential storage facility for the various proposed liquefied natural gas projects in the Gulf Coast.  It is anticipated that Richton will be subject to FERC regulation.

c.

Recent Developments

In November 2003, the New Jersey Attorney General's Office ("NJAGO") subpoenaed NUI for certain documents and information related to the practices of NUI Energy Brokers.  On June 30, 2004, NUI Energy Brokers entered into an agreement with the NJAGO whereby NUI Energy Brokers pled guilty to a charge of Misconduct by a Corporate Official in the third degree.  This plea agreement provides that NUI Energy Brokers must pay a $500,000 fine and must cooperate fully with the NJAGO continuing investigation.  NUI is a party to a separate agreement related to NUI Energy Brokers' plea, but NUI did not plead guilty to any crimes.  NUI guaranteed NUI Energy Brokers' payment of the fine and agreed to cooperate fully with the NJAGO continuing investigation and to develop, fund and operate community service programs within the Elizabethtown Gas service territory.  The plea concludes the investigation by the NJAGO of NUI and its subsidiaries.

As a result of NUI and NUI Utilities' credit downgrades during 2003, negative credit rating comments and concerns raised during a routine competitive services audit of NUI Utilities operating division, Elizabethtown Gas, conducted by the NJBPU, in March 2003, the NJBPU ordered a focused audit of NUI, NUI Utilities and Elizabethtown Gas in six key areas:  (1) strategic planning; (2) affiliate transactions; (3) financial structure and interaction; (4) accounting and property records; (5) corporate governance; and (6) executive compensation.  The NJBPU retained The Liberty Consulting Group ("Liberty") as the auditors for the focused audit.  On March 17, 2004, the NJBPU released the final report for the focused audit, which, among other things, cited weaknesses in each of the foregoing six areas.  The NJBPU's  review of NUI, including matters related to NUI Energy Brokers, concluded with the settlement agreement entered into on April 13, 2004, among NUI, NUI Utilities, Elizabethtown Gas and the NJBPU regarding the issues raised in the focused audit.  Under the settlement agreement, NUI Utilities agreed to provide a $28 million refund to Elizabethtown Gas ratepayers and to pay a $2 million penalty to the State of New Jersey over five years.8

In November 2003, the SEC advised NUI that it is conducting an informal inquiry relating to NUI Energy Brokers.  On March 1, 2004, the SEC requested NUI produce voluntarily certain documents in furtherance of its informal inquiry.  NUI is fully cooperating with the SEC.

The capital structures of NUI and NUI Utilities as of June 30, 2004 are shown in the table below.

	NUI (6/30/04)		NUI Utilities (6/30/04)
	($MM)	% of total cap	($MM)	% of total cap
Long-term debt	199	28.4%	199	34.5%
Short-term debt (including current maturities of long-term debt)	295 (1)	42.1%	154	26.7%
Preferred stock
Common stock equity	207	29.5%	224	38.8%
Total capitalization	$701	100.0%	$577	100.0%

(1) Net of $111 million of cash at June 30, 2004.

NUI and NUI Utilities have the following ratings:

	NUI	NUI Utilities
Moody's debt rating	Caa-1	B-1
Moody's outlook	Negative	Negative
S&P corporate credit rating	--	BB
S&P outlook	--	CreditWatch with developing implications

C.

Description of the Transaction

1.

The Merger

On September 26, 2003, the Board of Directors of NUI announced its intention to pursue the sale of the company.  Applicants have entered into an Agreement and Plan of Merger by and among AGL Resources Inc., Cougar Corporation9 and NUI Corporation, dated as of July 14, 2004 ("Merger Agreement"), pursuant to which AGL Resources has agreed to acquire all the outstanding shares of NUI for $13.70 per share in cash, or $220 million in the aggregate based on approximately 16 million shares currently outstanding.  AGL Resources will assume the outstanding indebtedness of NUI at closing.  As of March 31st, NUI had approximately $607 million in debt and $136 million of cash on its balance sheet, bringing the current net value of the acquisition to $691 million.  AGL Resources anticipates that the amount of NUI debt and cash will change prior to the time of closing.

2.

Financing the Merger

The purchase of NUI shares will be funded primarily through the issuance of AGL Resources common stock at or prior to closing.  AGL Resources also must refinance a substantial portion of NUI and NUI Utilities' outstanding debt upon closing, due to "change in control" provisions included in these financings.  AGL Resources expects to maintain its strong investment-grade ratings and its current dividend policy post-acquisition.  As a result of the announcement of the acquisition, however, the outlooks on AGL Resources' credit ratings have changed.  Moody's recently affirmed AGL Resources' ratings, but changed its rating outlook to negative from stable.  Both Standard & Poor's and Fitch changed AGL Resources' credit ratings to "on watch" status with negative outlooks.  These rating agencies have indicated their actions are the result of the execution risks in consummating, financing and integrating the NUI acquisition, and concerns regarding issues and risks associated with NUI's business.  This placement of AGL Resources on credit "watch" by the major credit rating agencies is customary, and this action is not expected to result in any adverse ratings actions.  AGL Resources can readily finance this acquisition without significant pressure on the balance sheet or on its credit rating.  AGL Resources expects to maintain its strong investment-grade rating and its current dividend policy post-acquisition.  After the Merger, AGL Resources' ratio of equity to total capitalization will remain well above 30%.10

AGL Resources may elect to finance the cash portion of the purchase price through the issue of common stock at or prior to closing if market conditions are favorable.  This approach has been used in other recent acquisitions in the utility industry.11  The Financing Order provides sufficient authority for AGL Resources to proceed in this fashion because, in the unlikely event that AGL Resources were to sell common stock and not close the NUI acquisition, the proceeds of the stock issuance would be used only for permitted corporate purposes.  AGL Resources currently is authorized to issue equity and debt securities in an aggregate amount outstanding at any one time not to exceed $5 billion through March 31, 2007.  AGL Resources is not requesting additional financing authorization to finance the purchase price.

3.

Conditions

The transaction is subject to the approval of NUI's shareholders; the Securities and Exchange Commission; the Federal Communications Commission ("FCC"); the state regulatory agencies of New Jersey, Maryland and Virginia; and any necessary approval or the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.  These approvals are further discussed in Item 4, below.

The consummation of the transaction is further subject to the following conditions: (i) NUI shall have received orders approving the transaction from the above referenced state utility commissions that contain certain terms specified by AGL Resources, except as would not have a material adverse effect on NUI, NUI Utilities, or AGL Resources; (ii) neither NUI nor any of its subsidiaries shall have been indicted or criminally charged for a felony criminal offense by any Governmental Entity (with the express exception of NUI and NUI Energy Brokers with respect to the matters specified in the Settlement with the NJAGO) relating to the matters that are the subject of the NJBPU Settlement Order and the Stipulation and Agreement referred to therein, the NJAGO Settlement or the Stier Anderson Report (as those terms are defined in the Merger Agreement, see Exhibit B-1 hereto), and NUI and its subsidiaries shall not have received any notice of non-compliance in any material respect with the NJAGO Settlement, and there shall have been no revocation of or material changes to the terms of the NJAGO Settlement; (iii) neither NUI nor its subsidiaries shall be the subject of an active investigation with respect to the matters that are the subject of the NJBPU Settlement Order and the Stipulation Agreement referred to therein, the NJAGO Settlement or the Stier Anderson Report, which, individually or in the aggregate, would reasonable be expected to have a material adverse effect on NUI or NUI Utilities; and (iv) no other material adverse effect as defined in the Merger Agreement has occurred.

AGL Resources has the right to terminate the Merger Agreement if NUI does not have necessary interim financing in place by September 30, 2004.  AGL Resources' right to terminate the Merger Agreement pursuant to this provision expires on October 15, 2004, or in the event a regulatory approval of such financing is subject to appeal, October 25, 2004.  AGL Resources may also terminate the agreement if NUI and NUI Utilities do not have certain other financing facilities in place or drawn, or there is a payment default or an acceleration of indebtedness.

Lastly, the Merger Agreement may be terminated (i) by NUI in order for NUI to pursue a superior acquisition proposal; (ii) by AGL Resources based upon the board of directors of NUI withdrawing its recommendation of the Merger Agreement or recommending a superior acquisition proposal to the shareholders of NUI; (iii) by either party due to the consummation of the merger not occurring by April 13, 2005 (which is subject to a 90 day extension to obtain regulatory approvals); (iv) by either party due to the shareholders of NUI failing to approve the Merger Agreement; or (v) by AGL Resources based upon the existence of a material, uncured breach of the Merger Agreement by NUI, provided that in the cases of clauses (iii)-(v) above, a termination fee (as described below) is payable only if and when NUI enters into a definitive agreement with respect to an alternative acquisition proposal within 12 months of such termination.  In the event of a termination of the Merger Agreement pursuant to the circumstances provided in (i) and (ii), NUI will have to pay AGL Resources a termination fee of $7.5 million.  The Merger Agreement also contains other customary termination rights, which do not result in the payment of a termination fee.

4.

Management and Operations Following the Merger

Pursuant to the Merger Agreement, AGL Resources has agreed to acquire NUI in a reverse triangular merger in which, at closing, a newly created subsidiary of AGL Resources will merge with and into NUI.  Upon the consummation of the Merger, NUI will be a wholly owned direct subsidiary of AGL Resources.12  Exhibit K-1 sets forth the organizational structure of the combined company after the Merger, simplified to show only major subsidiaries.

Upon closing, Craig Matthews, NUI's current CEO, will leave the company.  AGL Resources is evaluating the appropriate composition of NUI's senior management after closing as a part of the work of a combined AGL Resources and NUI transition team.  The members of the NUI and NUI Utilities Boards of Directors will resign and new directors will be selected from the management of AGL Resources and its subsidiaries.  The AGL Resources Board of Directors intends to add a New Jersey resident of significant professional stature and business qualification to the AGL Resources Board.  Since the closing the VNG acquisition, AGL Resources has sought to have at least one Virginian business leader on its Board.13

AGL Resources is still evaluating personnel to fill key management positions and roles at NUI.  AGL Resources intends to manage and govern NUI and NUI Utilities in the same manner in which it currently manages its other utilities.  At the corporate level, it is clear that there is some overlap among employees at AGL Resources, NUI and NUI Utilities, particularly in the "corporate services" area, including accounting, finance, legal, and public relations.  AGL Resources and NUI have established an integration team that will identify redundancies that should be addressed as AGL Resources integrates NUI's corporate management into AGL Resources' existing management structure.

5.

Benefits of the Merger

The acquisition will strengthen AGL Resources' position as a preeminent operator of natural gas utility assets in the Eastern United States by incrementally expanding its base of strong urban utility operations. With this acquisition, AGL Resources will expand its geographic footprint along the East Coast, reaching from Florida to New Jersey; and increase its customer base by approximately 20 percent to a total of more than 2.2 million customers.  In addition, the acquisition will allow AGL Resources to modernize operations and upgrade service quality to NUI's customers; acquire strategic natural gas storage assets and pipeline connections; and enhance its asset management capabilities.  AGL Resources expects to see earnings accretion within the first full year after closing, based on its experience integrating VNG.

AGL Resources expects to improve NUI's business to a level on par with its other utility subsidiaries for the benefit of all of its stakeholders.  The Merger will provide an incremental opportunity for AGL Resources to build on its track record for running utility operations and enhance shareholder value.

a.

Benefits from AGL Resources' Financial Strength

As an investment-grade company, AGL Resources brings financial strength and resources to the transaction.  In 2003, AGL Resources had an enterprise value of $3 billion and total operating revenues of almost $1 billion.  AGL Resources' Senior Notes are currently rated Baa1/BBB+/A- by Moody's, Standard & Poor's and Fitch, respectively.  AGL Resources was one of the few energy companies to receive a credit rating upgrade (by Fitch Ratings) in 2003.  Recently, Platts Global Energy named AGL Resources its "2003 Gas Company of the Year."

The most significant benefit of the Merger is the increased financial stability for NUI's utilities as a result of AGL Resources' financial strength.  That strength will support NUI's utility customer growth and related capital requirements as well as the significant working capital necessary to purchase and deliver natural gas at today's higher commodity prices.

Because of NUI's weakened credit ratings, it must prepay gas commodity and demand charges at a significant cost.  In addition, NUI is incurring significant bank fees and high interest rates because of its poor credit ratings.  Being a part of an investment grade company will, in the short run, significantly reduce the interest rate at which NUI Utilities currently borrows and will also allow NUI Utilities access to capital in the future at attractive prices, clearly a benefit in the long run.

The Merger should reduce the possibility of a liquidity crisis at NUI and NUI Utilities that could be triggered if a payment default or acceleration of indebtedness were to occur under the terms of their financing.  As indicated above, under the terms of the Merger Agreement, AGL Resources would not be obligated to complete the acquisition if either a payment default or acceleration of indebtedness were to occur.

AGL Resources will need to refinance much of NUI and NUI Utilities' debt at closing -- an amount that, depending on the date of the closing, could exceed $530 million.  This debt includes the approximately $405 million that is currently outstanding under NUI and NUI Utilities' current credit facilities, which terminate at closing; up to $95 million of any additional borrowings that may be outstanding at closing under NUI and NUI Utilities' new credit facilities ("Seasonal Bridge"), which terminate at closing; and up to $30 million payable by NUI Utilities after closing under the Settlement Agreement with the NJBPU.14

AGL Resources intends to finance the repayment of NUI and NUI Utilities' indebtedness at closing by issuing unsecured indebtedness to external creditors and then loaning the proceeds of the issuance to NUI and NUI Utilities through long-term intercompany debt (the "Intercompany Notes").15  NUI and NUI Utilities will use the funds borrowed under the Intercompany Notes to repay indebtedness to third party lenders under the Credit Agreement and Seasonal Bridge, and under its Settlement Agreement with the NJBPU.  AGL Resources anticipates that the principal of the Intercompany Notes will equal the amount that NUI and NUI Utilities require for repayment of indebtedness under these facilities and will otherwise be on no less favorable terms (e.g., weighted average interest rate, maturities, placement costs) than those upon which AGL Resources financed the repayment in the marketplace.  AGL Resources expects that the Intercompany Notes will refinance NUI and NUI Utilities' existing indebtedness on terms that are more favorable to NUI and NUI Utilities than those that are currently provided under the Credit Agreement and Seasonal Bridge.

The Merger will not jeopardize AGL Resources' financial condition.  AGL Resources plans to issue a substantial amount of equity to finance the acquisition and maintain a balanced, post-Merger capital structure.  In addition, the NUI and NUI Utilities debt that AGL Resources proposes to refinance will be significantly less costly and, therefore, more supportable by the acquired companies.  NUI Utilities is also one-fourth to one-fifth the current size of AGL Resources, depending on the measure used,16 so AGL Resources financial structure should not be subjected to unreasonable financial stress as a consequence of the Merger.  Lastly, NUI Utilities is fundamentally a sound public utility company that is expected to contribute positively to the earnings of AGL Resources.

Moody's recently affirmed AGL Resources' credit rating following the public announcement of the acquisition.  Moody's indicated that its negative outlook reflects the execution risks in consummating, financing, and integrating this transaction.  Moody's concluded, however, that the terms of the Merger Agreement protect AGL Resources from certain of NUI's outstanding contingencies as they allow AGL Resources to abandon the purchase should NUI be unable to satisfy AGL Resources’ concerns with regard to certain matters.

Moody's negative outlook (as opposed to a review for possible downgrade) denotes its expectation that the strains in AGL Resources' credit profile brought from this purchase will be temporary and AGL Resources will recover over an 18-24 month time horizon.  Moody's affirmed AGL Resources' ratings and noted its expectation that the company's financial resources and financial flexibility should enable AGL Resources to absorb a temporary near-term strain of acquiring a smaller, financially weaker entity.

b.

Benefits From AGL Resources' Utility Experience

AGL Resources has been operating natural gas local distribution systems for almost 150 years and has a strong track record of well-run utility operations.  AGL Resources' business model will produce efficiencies in the delivery of superior service to NUI's customers.  Because of its own geographic scope, AGL Resources will be able to integrate all four of NUI's utility distribution areas into its system without disruption, thereby providing a smooth transition for customers in all states where NUI is doing business.

Upon closing, AGL Resources will be the largest local distribution company, in terms of number of customers, along the east coast of the United States.  This scale allows the company to continue its strategy of investment in modernizing technologies, which improve customer service and provide other benefits for ratepayers.  AGL Resources intends to improve NUI's financial condition and to implement operational and infrastructure improvements in NUI's utility operations.  The relatively small scale of these operations has prevented NUI from investing in some of the available technology platforms that can improve customer service and efficiency.  AGL Resources' utility businesses use state-of-the-art technology and field-tested best practices to provide superior service.  The integration of this technology and best practices into NUI's utility operations will benefit customers and enhance service to NUI's customers.  AGL Resources is confident that it will be able to improve upon NUI's utility customer service, safety and reliability record over time.

The Merger will have benefits for AGL Resources' current utility businesses as well.  For example, Elizabethtown Gas is located in a region where there is strong base usage and where gas is the preferred energy alternative.  NUI is also positioned in the geographic area where AGL Resources conducts wholesale asset management operations.  Additionally, the increase to the number of AGL Resources' utility customers means that AGL Resources will be able to allocate its corporate overhead over a larger number of ratepayers.  This circumstance should lead to better use of pipeline capacity and storage for which NUI Utilities is already contracted but which is not being utilized, thus yielding benefits now and in the future.

D.

Financing Authority

On April 1, 2004, the Commission issued an order authorizing AGL Resources and its utility and nonutility subsidiaries to engage in various financing transactions.17  The authorization period of the Financing Order extends from April 1, 2004 through March 31, 2007 ("Authorization Period").  AGL Resources seeks approval pursuant to Sections 6(a), 7, 9(a), 10, 12(b), 12(c), and 13(b) of the Act and Rules 43, 45, 46 and 54 for NUI and its subsidiaries to, after the consummation of the Merger, undertake any of the transactions in which current subsidiaries of AGL Resources may engage under the Financing Order during the Authorization Period.  NUI and its subsidiaries would be subject to the same financing limitations and conditions as set forth in the Financing Order.

In particular, Applicants propose to extend to NUI and its existing subsidiaries authority concerning:

°

Utility subsidiary short-term debt

°

Authorization and operation of the money pools

°

Guarantees

°

Hedging

°

Changes in capital stock of wholly-owned subsidiaries

°

Financing entities

°

Restructuring and reorganization

°

Intermediate subsidiaries

°

Payment of dividends out of capital and unearned surplus

These items are discussed in greater detail in Item 3, below.

E.

Affiliate Transactions

On October 5, 2000, the Commission issued an order which, among other things, approved the formation of a system service company and authorized certain intrasystem transactions.18  NUI proposes that it and its subsidiaries would enter into a services agreement with AGL Services Company ("AGL Services") pursuant to the Commission-approved form of services agreement, a copy of which is attached herein as Exhibit L-1.

1.

Gas Procurement and Asset Management Arrangement

NUI Utilities also proposes to enter into a three year gas procurement and asset management arrangement with a subsidiary of AGL Resources, Sequent Energy Management ("Sequent").  Sequent provides gas procurement and transportation and storage capacity asset management services to AGLC, VNG and CGC pursuant to arrangements with the respective state commissions with jurisdiction over these public utility subsidiaries.  Under these arrangements, Sequent provides commodity gas, including related procurement services, and also acts as agent for the utilities in connection with transactions for gas transportation and storage capacity.  These transactions are exempt from regulation under Section 13(b) of the Act by virtue of Rules 80 and 81.  The rules exempt transactions in natural gas from the definition of goods under the Act and provide that transportation and similar services, the sale of which is normally subject to public regulation are exempted from the provisions of Section 13.  Gas transportation and storage services are subject to the regulation of the FERC.  Sequent proposes to provide similar services to NUI Utilities and VGDC subject to the approval of the NJBPU and VSCC.

The asset management model that Sequent employs provides for revenue sharing between the asset manager and the utility's ratepayers.  As noted above, Sequent currently manages the assets of AGL Resources' public utilities and under these arrangements, Sequent contributed approximately $9.9 million to customers in 2003.

2.

Billing Services

NUI Utilities currently has an Agreement for Billing Services, dated February 18, 2004, with NUI's nonutility subsidiary, UBS under which UBS provides NUI Utilities with certain billing related services using NUI Utilities' customer information system and certain other data center services on UBS' mainframe computer, including operating systems related to NUI Utilities' work order management, leak management, meter management, time entry and field services.  The agreement is effective until March 31, 2007, but may be terminated by NUI Utilities with 180 days prior written notice.  This agreement has been approved by the NJBPU.

UBS charges NUI Utilities market rates for the provision of these services.  After closing, AGL Resources is willing to cause UBS and NUI Utilities to amend the agreement to require the services to be provided to NUI Utilities at UBS' cost.  Prior to implementing such amendment, however, AGL Resources must determine whether a change in the pricing standard to terms more favorable to NUI Utilities would trigger contractual obligations to provide cost-based pricing to UBS' unaffiliated customers.  In addition, if NJBPU approval of the amended contract is required, AGL Resources will need to seek such authorization before restructuring the contract between UBS and NUI Utilities.  AGL Resources therefore requests a temporary exception to the "at cost" provisions of Section 13(b) of the Act and the rules thereunder to provide adequate time to restructure this contract.

3.

Construction and Management Services

VGC provides construction and operations management services to SSLLC.  Applicants request that the Commission exempt such services from Section 13(b) and the rules thereunder because SSLLC will be exempt under Rule 16, upon the issuance of the authorization requested herein, and, accordingly, will not be treated as a subsidiary of a registered holding company under the Act.

F.

Tax Allocation Agreement

On December 23, 2003, the Commission issued a Supplemental Order authorizing AGL Resources' tax allocation agreement.19  AGL Resources proposes to add NUI and its subsidiaries to the existing tax allocation arrangements approved by the Commission for the AGL Resources system.

G.

Rule 16 Exemption

As discussed in Item 3 below, SSLLC seeks to rely on an exemption under Rule 16 from the obligations, duties and liabilities imposed upon it under the Act as a subsidiary or affiliate of a registered holding company.  Accordingly, Applicants request that the Commission authorize AGL Resources to acquire NUI's interest in SSLLC under Sections 9(a)(1) and 10.

H.

Section 3(a)(1) Exemption Request for VGC

As discussed in Item 3 below, Applicants also request that the Commission issue an order  pursuant to Section 3(a)(1) of the Act providing that VGC, a Virginia corporation with a Virginia utility subsidiary operating solely in Virginia, and each of its subsidiary companies as such, will be exempt from all provisions of the Act, except Section 9(a)(2).

Item 2.

Fees, Commissions and Expenses.

Applicants estimate the fees associated with the completion of the transaction to be as follows (amounts in $ millions):

($ millions)	AGL Resources(1)	NUI	Total
Legal	3.3	5.3	8.6
Accounting	0.6	0.2	0.8
Bankers	4.0	10.2	14.2
Total	$7.9	$15.7	23.6

(1) The amounts shown do not include the costs associated with refinancing NUI's debt or the issuance of equity by AGL Resources.  Such costs are subject to the terms of the Financing Order.

Item 3.

Applicable Statutory Provisions.

A.

Applicable Provisions

Sections 6(a), 7, 9(a), 10, 11, 12(b), 12(c), and 13(b) of the Act and Rules 43, 45, 46, and 54 thereunder are considered applicable to the proposed transactions.

To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

B.

Legal Analysis

1.

Sections 9(a), 10 and 11

Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person ... to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate."  Under the definition set forth in Section 2(a)(11)(A) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

AGL Resources is the owner of 100% of the voting stock of three public utility companies, AGLC, CGC and VNG.  Because AGL Resources will, as a result of the Merger, own more than five percent of the outstanding voting securities of more than one public utility company, AGL Resources must obtain the approval of the Commission for the Merger under Sections 9(a)(2) and 10 of the Act.  The statutory standards to be considered by the Commission in determining whether to approve the proposed Merger are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

As described below, the Merger complies with all of the applicable provisions of Section 10 of the Act.

a.

Section 10(b)(1)

The Commission may not approve the Merger if it determines, pursuant to Section 10(b)(1), that such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors, or consumers.  For the reasons given below, there is no basis in this case for the Commission to make either of those negative findings concerning the Merger.

By its nature, any merger results in new links between theretofore unrelated companies.20  These links, however, are not the types of interlocking relations targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating efficiencies.21  The Merger will not result in an undue concentration of control of public utility companies.

Upon closing, Craig Matthews, NUI's current CEO, will leave the company.  AGL Resources is evaluating the composition of NUI's senior management as a part of the work of a combined AGL Resources and NUI transition team.  The members of the NUI and NUI Utilities Boards of Directors will resign.  After the consummation of the acquisition, each of NUI's and NUI Utilities’ Boards of Directors will be comprised of officers of AGL Resources, much like the current boards of AGL Resources' other utility subsidiaries, AGLC, VNG and CGC.  AGL Resources' Board of Directors will also be considering revisions to the charter of its Environmental and Corporate Responsibility Committee to contemplate oversight of the post-acquisition integration of the NUI utility subsidiaries, with proper recognition of the public interest considerations of the states in which the acquired utilities operate.  In addition, it is the practice of AGL Resources' Board of Directors to hold one board meeting a year outside of Georgia and invite public and community officials to meet with board members so that they may hear first-hand how AGL Resources is doing in the local area.

AGL Resources is still evaluating personnel to fill key management positions and roles at NUI.  AGL Resources intends to manage and govern NUI and NUI Utilities in the same manner in which it currently manages its other utilities.  At the corporate level, it is clear that there is some overlap among employees at AGL Resources, NUI and NUI Utilities, particularly in the "corporate services" area, including accounting, finance, legal, and public relations.  AGL Resources intends to work closely with NUI management to develop a framework to address any redundancies that become apparent as AGL Resources integrates NUI's corporate management into AGL Resources' existing management structure.

In addition, the Merger will not create a "huge, complex and irrational" system.22  In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations which the Act was specifically directed [to prohibit]."23  The transaction is not undertaken specifically for the purpose of extending AGL Resources' control over regulated public utilities as such.  As indicated above, the acquisition will allow AGL Resources to modernize operations and upgrade service quality to NUI's customers; acquire strategic natural gas storage assets and pipeline connections; and enhance its asset management capabilities.

Size:  With this acquisition, AGL Resources will expand its geographic reach along the east coast, reaching from Florida to New Jersey, and increase its customer base by approximately 20 percent to a total of more than 2.2 million customers.  This is in line with existing holding company systems.24

Efficiencies and economies:  As described above, AGL Resources anticipates it will be able to absorb all four of NUI's utility operations into its system without disruption, and it will implement best practices and technology enhancements to provide service in a more efficient and economic manner.  AGL Resources expects the Merger to produce efficiencies associated with more economical gas purchasing, information technology initiatives, improved transmission capacity and storage utilization, and general and administrative expense reductions.  AGL Resources has analyzed performance metrics at NUI and NUI Utilities and compared them to the performance of AGL Resources and its subsidiaries.  Based on this analysis, AGL Resources is confident that the Merger will produce economies and efficiencies.

Competitive effects: The Merger does not reduce competition in any relevant market.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") and rules thereunder, the Merger may not be consummated until AGL Resources and NUI each have filed Notification and Report Forms with the United States Department of Justice ("DOJ") and Federal Trade Commission ("FTC") describing the effects of the transaction on competition in the relevant market, and the required waiting period has expired.  On August 5, 2004, AGL Resources and NUI filed such pre-merger notifications with the DOJ and FTC.  Accordingly, unless the DOJ and/or FTC request additional information, the waiting period will expire on or before September 7, 2004.

b.

Section 10(b)(2)

The Commission may not approve the Merger if it determines, pursuant to Section 10(b)(2), that the consideration (including the fees and expenses associated with the transaction) to be paid by AGL Resources is not reasonable or does not bear fair relation to the investment in and the earning capacity of the utility assets underlying the securities being acquired.  For the reasons given below, there is no basis in this case for the Commission to make either of these negative findings concerning the consideration being offered by AGL Resources.

The process by which AGL Resources and NUI reached agreement on the Merger demonstrates that the requirements of Section 10(b)(2) have been satisfied.  The negotiation between NUI and AGL Resources was at arms-length and the consideration agreed to by the parties was the product of a competitive process.

In 2003, as a result of the negative impact on NUI resulting from its credit downgrades and adverse business conditions, the NUI Board of Directors established a Special Committee to assess the company's alternatives.  After considering a number of strategic alternatives, on September 26, 2003, the Board of Directors of NUI concluded that the sale of the company was in the best interests of its shareholders and other key stakeholders, including its customers, and announced its intention to pursue the sale of the company.  Thereafter, NUI began a public auction process.  A detailed account of the auction process and related events is available as part of the NUI Corporation Proxy Statement, Exhibit B-2.

Once the decision to pursue a sale was made, the NUI Board of Directors engaged Credit Suisse First Boston LLC and Berenson & Company, LLC to act as its financial advisors through the sale process.  These advisors issued opinions that the consideration was fair, from a financial point of view, to the holders of NUI's shares.25  A detailed Confidential Information Memorandum by NUI was prepared during November 2003, and initial expressions of interest from potential purchasers were sought in December 2003.  Approximately 60 interested parties, both strategic and financial entities, were contacted and approximately half of those parties submitted written expressions of interest.  Eight parties were invited into the second round of the sale process.  Detailed due diligence was conducted by prospective bidders during the first several months of 2004, and binding bids were submitted on June 2, 2004.  Detailed negotiations were conducted with bidders, and ultimately NUI negotiated a definitive agreement with AGL Resources.  NUI determined that being purchased by AGL Resources was the best strategic alternative for the company based on the key issues of price, certainty of closing and time required to complete the merger.  The final sales price was negotiated by the parties and an agreement and plan of merger was reached between NUI and AGL Resources on July 14, 2004, which agreement is Exhibit B-1 herein.

This Commission has previously recognized that, as here, when the agreed consideration for an acquisition is the result of arms-length negotiations between the managements of the companies involved, supported by the opinions of financial advisors, there is persuasive evidence that the requirements of Section 10(b)(2) have been satisfied.26

Further, AGL Resources believes that the fees, commissions and expenses paid or incurred or to be paid or incurred in connection with the Merger, estimated in Item 2 above, are reasonable and fair in light of (1) the size and complexity of the transaction relative to other similar transactions; (2) the context and prolonged process of the auction; (3) the various legal and other issues that faced NUI throughout the auction process; (4) the regulatory processes and consents required for the Merger; and (5) the anticipated benefits of the transaction to the public, investors and consumers.  Given the circumstances, the fees, commissions and expenses are consistent with recent precedent, and meet the standards of Section 10(b)(2).  Legal fees for both AGL Resources and NUI are expected to comprise 1.2% of the total value of the acquisition (i.e., $691 million).  The combined accounting fees are expected to comprise 0.1% of the acquisition value.  Lastly, the combined bankers fees are expected to comprise 2.1% of the acquisition value.  Although the aggregate fees, commissions and expenses expected to be incurred in connection with the transaction (3.4%) are somewhat higher on a percentage basis than the percentages in other mergers approved by the Commission, the fees, commissions and expenses in this case are within the range of prior cases on an absolute basis ($23.6 million) and are reasonable given the complexity of the transaction and the other factors listed above.27

c.

Section 10(b)(3)

The Commission may not approve the Merger if it determines, pursuant to Section 10(b)(3), that the acquisition will unduly complicate the capital structure of AGL Resources or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.  For the reasons given below, there is no basis in this case for the Commission to make either of these negative findings concerning the Merger.

The capital structure of AGL Resources after the transaction will not be unduly complicated and will be substantially unchanged from AGL Resources' capital structure prior to the completion of the transaction.  The proposed acquisition is of manageable size and hence credit neutral to AGL Resources.  NUI will represent approximately 20% of the combined company only.  AGL Resources can readily finance this acquisition without significant pressure on its balance sheet or credit rating.  The transaction is limited in scope and should strengthen AGL Resources' financial performance in the near term.  NUI's current financial difficulties have arisen from issues related to mismanagement of utility assets, including unsuccessfully executed diversification strategies; downgrades in NUI and NUI Utilities' credit ratings; the related high cost debt and gas commodity purchases and subsequent regulatory audits, investigations and in some cases criminal indictments.  Regardless of these difficulties, NUI's utility businesses are fundamentally sound.  The nonutility businesses that gave rise to NUI's financial difficulties have been wound down and will soon be divested or closed.  Further, NUI,, and eventually AGL Resources, will continue implementing procedures that will address NUI's prior mismanagement of accounts and controls and internal audit issues.

The pro forma capitalization table below further demonstrates that the combination would not result in a complex or unsound capital structure.  In this regard, the Commission is principally concerned that there be an adequate level of equity in the top level holding company and each utility in the system.28  As shown in the table below, the combined entity will have in excess of 42% common equity as a percentage of total capitalization, well in excess of the Commission's traditional minimum 30% common equity standard.29

	AGLR (6/30/04)		NUI (6/30/04)		Adjustments	Pro Forma Combined
	($MM)	% of total cap	($MM)	% of total cap	($MM)	($MM)	% of total capitalization
Long-term debt	962	44.4%	199	28.4%	295	1,456	50.7%
Short-term debt (including current maturities of long-term debt)	195	9.0%	295(1)	42.1%	(295)	195	6.8%
Preferred stock
Common stock equity	1,011	46.6%	207	29.5%		1,218	42.5%
Total capitalization	$2,168	100.0%	$701	100.0%	$0	$2,869	100.0%

(1) Net of $111 million of cash at June 30, 2004.

Finally, as set forth more fully in the discussion of the standards of Section 10(c)(2) below and elsewhere in the Application, the Merger will be in the public interest and the interest of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

d.

Section 10(c)(1)

Section 10(c)(1) requires that the Commission not approve an acquisition of securities or utility assets, or any other interests, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11.

(i)

Section 8

Section 8 refers to the requirements of state law as it may relate to ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same service territory.  Since AGL Resources does not own any electric utility facilities and will not acquire such facilities as a result of the Merger, Section 8 is not applicable to the Merger.

(ii)

Section 11

Section 11(b)(1) generally confines the utility properties of a registered holding company to a "single integrated public-utility system," either gas or electric.  An exception to this requirement is provided in Section 11(b)(1)(A) through (C) of the Act.30  In this case, the combined gas properties of the operating subsidiaries of AGL Resources and NUI will constitute a single integrated gas utility system within the meaning of Section 2(a)(29)(B).

Further, Section 11(b)(2) of the Act requires that "the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system."

Section 11(b)(2) also directs regulated companies "to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company," in other words, to eliminate "great-grandfather" holding companies.  However, the Commission has in the past recognized the necessity of permitting the continued existence of intermediate holding companies in registered holding company systems in order to achieve economic and tax efficiencies that would not otherwise be achievable in the absence of such arrangements.31

After the consummation of the proposed transaction, AGL Resources will become a "great-grandfather" holding company with respect to VGDC, because there will be three holding companies in its chain of ownership; AGL Resources, NUI and VGC.  This structure results from the need to retain the existing structure of NUI and its subsidiaries as separate legal entities post-acquisition until all potential liabilities associated with NUI's pre-acquisition activities have been finally resolved.  Particularly, those liabilities that may result from activities uncovered during recent investigations as discussed above.  The Commission has permitted the existence of a great-grandfather holding company, for example in Ameren Corp.32  The Commission found in Ameren that the continued existence of a secondary holding company within the Ameren system would not unduly complicate Ameren's capital structure.  Moreover, the Commission noted that there were significant financial disincentives to eliminating the secondary holding company at the time.  In that case, to eliminate the secondary holding company as a subsidiary, Ameren would either have to prepay outstanding debt or, alternatively, assume the debt by means of a merger or otherwise.  The prepayment alternative would significantly increase the cost of debt.  The assumption of the debt would result in undesirable restrictions on future issuances by Ameren.  Conversely, leaving the existing debt in place would not negatively affect the capital structure of Ameren's utility subsidiaries or be detrimental to investors.  Therefore, the Commission found that Ameren's continued ownership of the secondary holding company did not implicate any of the abuses that Section 11(b)(2) of the Act was intended to prevent.

Similarly, in Pepco Holdings Inc.,33 the Commission found that the continued existence of a secondary holding company within the public utility holding system would not unduly complicate the system capital structure.  The Commission had previously approved this structure, finding that temporary authority was appropriate to prevent economic injury to the company, shareholders and consumers because the structure could not be altered without a substantial tax burden.

The Merger presents a similar situation where eliminating a holding company level, namely NUI and VGC, prematurely could be detrimental to investors and consumers by exposing AGL Resources to risks and liabilities associated with NUI's operations prior to the Merger, including but not limited to, liabilities and obligations with respect to NUI's plea agreements with the NJAGO; investigations of NUI by the SEC and other state regulators; on-going litigation matters and other post-closing matters.  The proposed post-closing corporate structure enables AGL Resources to segregate NUI and its subsidiaries' liabilities and obligations to those companies and limits any risk or exposure to the rest of its system.

In addition, there are tax reasons to maintain the current structure of the NUI group.  The elimination of NUI may cause AGL Resources to incur significant adverse tax consequences because the elimination of NUI may either result in: (1) AGL Resources' acquisition being recharacterized in a manner that would result in two levels of tax being imposed on the acquisition instead of one level of tax, or (2) if the acquisition is not recharacterized, AGL Resources permanently losing its cost-based tax basis (and the associated tax benefits) in the NUI stock.  The acquisition of the NUI stock is intended to be characterized for U.S. tax purposes as a taxable stock acquisition resulting in one level of tax being imposed on the shareholders of NUI with respect to their sale of the NUI stock and with AGL Resources obtaining a tax basis in the stock of NUI equal to the purchase price paid to the shareholders.

If NUI is liquidated or otherwise eliminated as part of AGL Resources' acquisition there is a significant risk the Internal Revenue Service (the "Service") may recharacterize the acquisition as AGL Resources acquiring the assets of NUI (i.e., the stock in NUI's subsidiaries) in a taxable purchase and NUI redeeming the stock held by its shareholders in a taxable redemption.  This recharacterization would cause AGL Resources' acquisition to trigger two levels of tax instead of the single level of tax described in the previous paragraph.  Due to the nature of AGL Resources' acquisition, AGL Resources would be fully liable for the additional tax described above.  The magnitude of this liability could be substantial since it is probable NUI does not have significant tax basis in the stock of certain of its subsidiaries such as NUI Utilities.

If the transaction were not recharactized, the elimination of NUI would result in AGL Resources permanently losing its tax basis in the stock of NUI.  Under U.S. tax principles, the post-acquisition elimination of NUI, through a liquidation or merger, would result in AGL Resources acquiring the assets of NUI (i.e., the stock in NUI's subsidiaries) in a tax-free transaction and AGL Resources would succeed to NUI's historic tax basis in such assets.  The transaction would also result in AGL Resources' tax basis in the NUI stock being permanently eliminated when the stock of NUI is cancelled.  Consequently, the elimination of NUI would result in AGL Resources (and indirectly its shareholders) losing the tax benefits associated with AGL Resources having obtained a cost-based tax basis in the NUI stock.

The proposed corporate structure does not implicate the abuses that section 11(b)(2) was designed to address, i.e., the pyramiding of holding company groups with the interposition of one or more holding companies between the ultimate parent holding company and the operating companies, and the issuance, at each level of the structure, of different classes of debt or stock with unequal voting rights.34

Therefore, the Commission should permit the retention of NUI and VGC within the post-acquisition AGL Resources registered holding company system.  AGL Resources would commit to reorganizing its corporate structure in order to eliminate the great-grandfather structure as soon as it is reasonably practical to do so.

To that end, AGL Resources is considering the combination of VGDC into VNG.  Such a restructuring would simplify the corporate structure and eliminate the "great-grandfather" issue because VGC would cease to be a holding company.  AGL Resources is evaluating the consents and authorizations that may be required to effect such a restructuring and the tax implications of the transaction.  If the restructuring is effected as an asset transfer pursuant to the express authorization of the VSCC, the transaction would be exempt under Section 9(b)(1) of the Act and could be effected without further SEC authorization.

e.

Section 10(c)(2)

Section 10(c)(2) states that the Commission may not approve the acquisition of securities or utility assets of a public utility or holding company unless such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.  The economic efficiencies produced by the Merger are discussed in Item 1 above.  The integrated public utility system resulting from the Merger is discussed below.

The Merger will tend toward the development of an integrated public utility system.  An integrated gas public utility system is defined as "a system of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: provided, that gas utility companies deriving gas from a common source of supply may be deemed to be included in a single area or region."35

Operation as a Single Coordinated System

As discussed in Item 1 above, the Merger will allow AGL Resources to modernize operations and upgrade service quality to NUI's customers; acquire strategic natural gas storage assets and pipeline connections; and enhance its asset management capabilities.  AGL Resources' business model will produce efficiencies in the delivery of service to NUI's customers through the use of coordinated management and technology systems.  Further, both AGL Resources and NUI will benefit from coordinated gas purchasing operations.  In particular, AGL Resources anticipates it will integrate all four of NUI's utility operations into its system without disruption, thereby providing service in a more efficient and economic manner.  As an example of the opportunity to improve economies in the delivery of services, AGL Resources' utilities operating and maintenance metrics show a marked improvement over those currently existing at NUI.  AGL Resources' operating and maintenance expense is currently $169 less per customer than that of NUI Utilities.  AGL Resources' utilities serve approximately 400 more customers per employee than currently at NUI's utilities.  The Merger will provide substantial economic efficiencies associated with more economical gas purchasing, information technology initiatives, transmission capacity and storage utilization, and general and administrative expense reductions.

As previously described, AGL Resources' operating subsidiaries and NUI's operating subsidiaries currently manage similar physical properties and contractual assets (gas supply, transportation, and storage contracts of varying types and duration).  Each company maintains a professional staff that performs services related to essential portfolio management functions, including portfolio design, portfolio strategy, procurement, storage optimization, price risk management, and contract administration.  In AGL Resources' case, the functions of portfolio design, portfolio strategy, pipeline and storage contract service procurement, and price risk management strategy are performed by AGL Services.  The functions of asset management, including natural gas commodity procurement and portfolio management, together with the execution of price risk management strategy, are performed by Sequent.  AGL Services and Sequent perform the respective contract administration services for the applicable functions that they perform.  In NUI's case, the functions of pipeline and storage contract service procurement, portfolio and design planning and dispatch and optimization services are performed by employees at NUI Utilities.  Cinergy Marketing and Trading, with whom NUI Utilities currently has an asset management and gas procurement agreement (after the wind down of NUI Energy Brokers), procures gas on behalf of NUI Utilities, assists NUI Utilities with its risk management functions, and provides NUI Utilities’ winter peaking services.

After the Merger, the two gas supply departments will be consolidated into AGL Services, which will integrate the overall planning and management of the two companies' respective portfolios of physical and contractual assets.  We anticipate that Sequent will also perform the same services for NUI Utilities as those described above that Sequent performs for the other utilities of AGL Resources. Specifically, the NUI Utilities gas supply department will be functionally merged with that of AGL Services.  In addition, as discussed above, AGL Services will provide business services to NUI and its utility and nonutility companies under the same terms and conditions as AGL Services serves the companies currently within the AGL Resources registered holding company system, as approved by the Commission.

Single Area or Region

The single area or region requirement is typically demonstrated by showing significant overlap between the gas supply basins, transmission pipelines, storage areas and market hubs used by the public utility companies in the combined group.

NUI's gas utility operations are located on the East Coast and bracket the existing gas utility operations of AGL Resources on the north and south.  See the map in Exhibit D-1.  The map indicates that several pipelines carry gas from the Gulf Coast to the East Coast.  All gas utilities in the combined company will, therefore, derive the substantial majority (more than 50%) of the gas used in operations from the Gulf Coast supply basin.  The distance between AGL Resources' current utility operations and those of NUI is commensurate with Commission precedent involving other gas utility acquisitions.36  The Commission should not find that "the distance contravenes the policy of the Act against 'scatteration' -- the ownership of widely dispersed utility properties which do not lend themselves to efficient operation and effective state regulation."37  As discussed below, the expansion of the AGL Resources system by the acquisition of the NUI system also will not have an adverse effect upon localized management, efficient operation or effective regulation.

Common Source of Supply.  Historically, in determining whether two gas companies share a "common source of supply," the Commission has looked at whether the two entities purchase significant percentages of their total gas supply from production in one or more common basins, as well as whether they are served by a common pipeline or pipelines.38  Both AGL Resources' current utilities and the utilities added by the NUI acquisition will access primarily Gulf Coast natural gas supplies, with the Appalachian basin as a secondary supply source.  The common gas pipelines serving the integrated public utility system would be Transcontinental Gas Pipeline, Dominion Transmission, and Columbia Gas Transmission (serving VNG, as well as Elizabethtown Gas and Elkton) as well as Tennessee Gas Pipeline (serving CGC and Elizabethtown Gas).  Some of Elizabethtown Gas' supplies come from Texas Eastern Transmission which does not currently supply AGL Resources' existing utilities.  City Gas obtains transportation service from Florida Gas Transmission, which does not serve any of AGL Resources' current utilities.

The NUI utilities and the utilities in the AGL Resources group also share several common storage contracts.  These include Transco GSS, LSS, SS-1, ESS, LGA, and WSS; Columbia Gas Transmission FSS, Tennessee FS-MA, and CNG GSS storage.  Applicants expect that both AGL Resources' and NUI's subsidiaries will continue to derive significant percentages of their total gas requirements for the foreseeable future from the same supply basins.  Accordingly, there is substantial evidence that AGL Resources' and NUI's gas utility operations share a common source of supply.

State of the Art.  Any determination of the appropriate size of the "area or region" calls for consideration of the "state of the art" in the gas industry.  In NIPSCO Industries, the Commission noted that:

The industry continues to evolve, primarily as a result of decontrol of wellhead prices, the continuing development of an integrated national gas transportation network, the emergence of marketers and brokers, and the "unbundling" of the commodity and transportation functions of the interstate pipelines in response to various FERC initiatives.  In particular, Order 636 has dramatically altered the way in which local gas distribution companies purchase and transport their required gas supplies.

The concept of a "common source of supply" is susceptible of a different understanding today than in 1935, when the "single area or region" was generally defined in terms of the pipeline delivery points (i.e., the city-gate) where system local distribution companies purchased their gas.  The … relevant inquiry today is whether the system utilities purchase substantial quantities of gas produced in the same supply basins, and whether there is sufficient transportation capacity available in the marketplace to assure delivery on an economical and reliable basis.39

As discussed above, the integrated gas utility system will be able to obtain gas from producers and market hubs in the Gulf area and to arrange transportation through many common pipelines.  In addition, the combined systems will be able to obtain gas from the Gulf and other supply regions by flexible and efficient means, due to the development of market centers, hubs and pooling points that facilitate transactions between gas buyers and sellers.  The interstate pipelines on which AGL Resources and NUI have contracted for transportation service have access to significant supply resources at industry recognized supply pools.  These supply pools, (e.g., Transco Station 65, Tennessee Zone 1, Columbia Gulf Onshore) have significant liquidity and most are traded over electronic exchanges (e.g., the Intercontinental Exchange).  Because AGL Resources' and NUI's gas utility subsidiaries share access through their respective pipeline transporters to several industry-recognized market and supply-area hubs, they will have the ability to physically coordinate and manage their portfolios of supply, transportation and storage.

No Impairment

After the Merger, NUI's local retail gas distribution operations will be staffed with management that is responsible for the local utility.  From its experience running public utilities, AGL Resources has learned that local employees are vital to maintaining a connection to the local community.  AGL Resources is still in the process of reviewing NUI's utility operations to determine the appropriate employee levels in order to continue to ensure that each franchise is operated safely and reliably.  As part of this evaluation, AGL Resources will appropriately balance the necessity to improve customer service, support its long term commitment to NUI's employees and contribute to the economic vitality of the service territories.

As discussed in Item 4, the Merger also is subject to the review of the state regulatory commissions in New Jersey, Maryland and Virginia.  The authorization of these commissions, which AGL Resources expects will be granted, will further evidence that the Merger does not have adverse effects on local regulatory authority.

f.

Section 10(f)

Section 10(f) prohibits the Commission from approving an acquisition unless the Commission is satisfied that the acquisition will be undertaken in compliance with applicable state laws.  As explained in Item 4 below, AGL Resources and NUI are in the process of seeking all necessary state regulatory approvals associated with the Merger.  Copies of the respective state regulatory applications are included at Exhibits C-1 through C-3.

2.

Section 3(a)(1) Exemption Request for VGC

Applicants also requests that the Commission issue an order pursuant to Section 3(a)(1) of the Act confirming that VGC, and each of its subsidiary companies as such, will be exempt from all provisions of the Act, except Section 9(a)(2).  Section 3(a)(1) provides that the Commission shall exempt a holding company, and every subsidiary thereof as such, from some or all provisions of the Act, unless such exemption would be detrimental to the public interest or the interests of investors and consumers, if:

such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

After the Merger, VGC and each of its public-utility subsidiary companies from which it derives any material part of its income, will remain predominantly intrastate in character and carry on their business substantially in a single state, namely Virginia.

VGC and its only utility subsidiary, VGDC, carry on their utility operations exclusively within Virginia where each company is incorporated.  Following the Merger, this will remain unchanged.  Notably, the VSCC will have the same jurisdiction and authority over all of VGDC's rates, services and operations following the acquisition as it currently has, and its ability to protect ratepayers will not be impaired by virtue of VGC's ownership by an out-of-state holding company.  The VSCC will have the ability to protect utility customers of VGDC against any possible detriment that might be associated with the relationship of such companies to AGL Resources.  Granting the request for an exemption, therefore, will not be "detrimental to the public interest or interest of investors or consumers."

3.

Financing Authority

After the closing of the Merger, NUI will register as a holding company under the Act and NUI and its subsidiaries will need financing authorization.  Applicants seek authorization pursuant to Sections 6(a), 7, 9(a), 10, 12(b), and 12(c) of the Act and Rules 43, 45, 46 and 54 for NUI and its subsidiaries to, after the consummation of the Merger, undertake any or all of the transactions authorized in the Financing Order in which current subsidiaries of AGL Resources may engage during the Authorization Period.  NUI and its subsidiaries would be subject to the same limitations and conditions as set forth in the Financing Order.

The proceeds from the sale of securities in financing transactions for which authorization is requested herein will be used for general corporate purposes, including the financing, in part, of the capital expenditures and working capital requirements of NUI and its subsidiaries, for the acquisition, retirement or redemption of securities previously issued by NUI or the subsidiaries, and for authorized investments in companies organized in accordance with Rule 58 under the Act, and for other lawful purposes.

The approval by the Commission of this Application will give the Applicants, after the consummation of the Merger, the same flexibility to respond quickly and efficiently to their financing needs and to changes in market conditions that the AGL Resources group companies enjoy today.  That flexibility will allow them to carry on business activities designed to provide benefits to their customers and shareholders.  Approval of the financing transactions contemplated herein is consistent with the Financing Order and existing Commission precedent.40

As provided in the Financing Order, financings by NUI and its subsidiaries will be subject to the following limitations ("Financing Limitations"):41

°

Effective Cost of Money.  The effective cost of money on long-term debt borrowings in accordance with authorizations granted under the Application will not exceed the greater of (a) 500 basis points over the comparable-term U.S. Treasury securities or (b) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies.  The effective cost of money on short-term debt borrowings in accordance with the authorizations granted in the Application will not exceed the greater of (a) 500 basis points over the comparable-term London Interbank Offered Rate ("LIBOR") or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.  The dividend rate on any series of preferred stock, preferred securities or equity-linked securities will not exceed the greater of (a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of that series of preferred stock or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.42

°

Maturity.  The maturity of long-term debt will be between one and 50 years after the issuance thereof.  Short-term debt will mature within a year.  Preferred securities and equity-linked securities will be redeemed no later than 50 years after the issuance thereof, unless converted into common stock.  Preferred stock issued directly by AGL Resources may be perpetual in duration.

°

Issuance Expenses.  The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of securities pursuant to this Application will not exceed the greater of (i) 5% of the principal or total amount of the securities being issued or (ii) issuance expenses that are generally paid at the time of the pricing for sales of the particular issuance, having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.43

°

Common Equity Ratio.  Each Utility Subsidiary on an individual basis will maintain common stock equity of at least 30% of total capitalization as shown in its most recent quarterly balance sheet.

°

Investment Grade Ratings.  Except for securities issued for the purpose of funding Money Pool operations, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated, are rated investment grade; and (iii) all outstanding securities of AGL Resources that are rated, are rated investment grade.  For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization ("NRSRO"), as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended ("1934 Act").  Applicants request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade.  Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities in reliance upon the authorization granted by the Commission pursuant to this Application at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.  A security issued prior to the consummation of the Merger, under the Act or in accordance with any applicable rule, regulation or order of the Commission under the Act, would remain validly issued notwithstanding a change, subsequent to the issuance, in the rating of that security or other securities issued by any company in the AGL Resources system.

°

Authorization Period.  No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (March 31, 2007).

In particular, Applicants request the following authorizations.

a.

Subsidiary Debt

Applicants requests authorization for NUI Utilities to issue $450 million of intercompany debt consisting of commercial paper, secured or unsecured bank loans and borrowings under the utility money pool ("Utility Money Pool") subject to the terms and conditions set forth in the Financing Order.

If a utility subsidiary elects to issue commercial paper, either under Rule 52 of the Act or under an applicable Commission order, each utility subsidiary requests authorization to be made a party to any AGL Resources' credit facility as back-up to the commercial paper.

NUI and NUI Utilities also request authorization to issue Intercompany Notes to AGL Resources or a financing subsidiary thereof in connection with the refinancing of NUI and NUI Utilities pre-Merger indebtedness, and as necessary post-Merger to finance the business of such companies and NUI's subsidiaries.

b.

Authorization and Operation of the Money Pools

Pursuant to the Financing Order, AGL Resources and its utility subsidiaries are authorized to operate a Utility Money Pool, and the utility subsidiaries are authorized to make unsecured short-term borrowings from the Utility Money Pool, to contribute surplus funds to the Utility Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool subject to the terms and conditions set forth in the Financing Order.  Applicants request that NUI Utilities and VGDC be authorized to participate in the Utility Money Pool under the same terms and conditions as existing utility subsidiaries of AGL Resources.

In addition, to the extent not exempt under Rule 52(b), AGL Resources and its nonutility subsidiaries were granted authorization to operate a nonutility money pool ("Nonutility Money Pool"), and the nonutility subsidiaries were authorized to make unsecured short-term borrowings from the Nonutility Money Pool, to contribute surplus funds to the Nonutility Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Nonutility Money Pool subject to the terms and conditions set forth in the Financing Order.  Applicants request that NUI's nonutility subsidiaries be authorized to participate in the Nonutility Money Pool under the same terms and conditions as existing nonutility subsidiaries of AGL Resources.

c.

Guarantees

Applicants requests authorization for NUI, NUI Utilities, VGC and VGDC to enter into guarantees, obtain letters of credit, enter into expense agreements or provide credit support with respect to obligations of their subsidiaries ("Guarantees") subject to the terms and conditions of the Financing Order in an amount of $150 million and $100 million, with respect to NUI Utilities and VGDC, and without limit with respect to NUI and VGC.

d.

Hedges

The Commission has granted authorization for certain of AGL Resources' utility subsidiaries to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interests rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments").  Hedging Instruments, in addition to the foregoing sentence, may also include the issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or agency (e.g., Federal National Mortgage Association) obligations or London Inter-Bank Offer Rate-based swap instruments.  These instruments would only be executed subject to certain limitations and restrictions set forth in the Financing Order.  Accordingly, Applicants request authorization for NUI Utilities and VGDC to enter into similar Hedging Instruments subject to the terms and conditions of the Financing Order.

e.

Changes in Capital Stock of Wholly-Owned Subsidiaries

In the Financing Order, the Commission authorized the applicants to change the terms of any wholly owned subsidiary's authorized capital stock capitalization by an amount deemed appropriate by AGL Resources or other intermediate parent company subject to certain conditions.  Applicants seek the same authority for NUI and its subsidiaries under the same terms and conditions set forth in the Financing Order.

f.

Payment of Dividends Out of Capital or Unearned Surplus

Pursuant to the Financing Order, nonutility subsidiaries of AGL Resources may pay dividends from time to time through the Authorization Period, out of capital and unearned surplus.  A nonutility subsidiary would only declare or pay dividends to the extent permitted under applicable corporate law and state or national law applicable in the jurisdiction where each company is organized, and any applicable financing covenants and in addition, will not declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of some or all of its assets; (ii) has engaged in a restructuring or reorganization; and/or (iii) is returning capital to an associate company.  Accordingly, Applicants request similar authorization for NUI and its nonutility subsidiaries to pay dividends out of capital and unearned surplus subject to the terms and conditions of the Financing Order.

Applicants also seek authorization for NUI Utilities to pay dividends out of capital and unearned surplus in an amount up to its pre-merger retained earnings and out of post-merger earnings without regard to any deductions attributable to the impairment of goodwill.

The application of the purchase method of accounting to the Merger will cause the reclassification of the retained earnings of NUI Utilities to additional paid-in capital, and give rise to goodwill, the difference between the aggregate fair values of all identifiable tangible and intangible assets, and the total consideration to be paid and the fair values of the liabilities assumed.  In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J ("Staff Accounting Bulletin"), the goodwill will be "pushed down" and reflected as additional paid-in-capital in the financial statements of these entities.  Goodwill must periodically be examined for impairment and, to the extent impaired, it must be written down.  Any write down of goodwill will constitute a non-cash charge to net income and, therefore, decrease current earnings available for dividends and/or retained earnings, the traditional sources of dividend payments, of NUI Utilities.  Accordingly, the Applicants request authorization for NUI Utilities to pay dividends out of capital and unearned surplus in an amount up to the company's pre-merger retained earnings and any amounts attributable to impaired goodwill post-merger on its books.

Section 12(c) of the Act and Rule 46 thereunder generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission.  The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups."44  In determining whether to permit the payment of dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization, (ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend.  Further, the payment of the dividend must be "appropriate in the public interest."45

In support of their request, Applicants assert that each of the standards listed above are satisfied:

(i) After the Merger, and giving effect to the pushdown of goodwill, NUI Utilities' common equity as a percentage of total capitalization is estimated to be 45%, substantially in excess of the traditional levels of equity capitalization that the Commission has authorized for other registered holding company systems.

(ii) NUI Utilities has a favorable history of prior earnings.

(iii) Applicants anticipate that NUI Utilities' cash flow after the Merger will not differ significantly from its cash flow prior thereto and that earnings before any write down of goodwill, therefore, should remain stable after the Merger.

(iv) The requested dividend payments are in the public interest.  NUI Utilities is in sound financial condition as indicated by its equity ratio discussed above.  The expectations of continued strong financial condition and the financial backing of AGL Resources should allow NUI Utilities to continue to provide safe and reliable service and to fund any required capital improvement projects.  In addition, the dividend payments are consistent with investor interests because they prevent "trapped" equity in the capital structure of NUI Utilities, permitting adjustments to appropriate levels of debt and equity.

Applicants represent that NUI Utilities will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends.  NUI Utilities also will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions to shareholders.  Lastly, NUI Utilities would not pay dividends out of capital or unearned surplus if to do so would cause the equity of such company to decline to less than 30% of total capitalization.

g.

Financing Entities

The Financing Order authorized AGL Resources and its subsidiaries to organize new corporations, trusts, partnerships or other entities, or to use existing Financing Entities, such as AGL Capital, that will facilitate financings by issuing short-term debt, long-term debt, preferred securities, equity securities, or other securities to third parties and transfer the proceeds of these financings to AGL Resources or their respective parent subsidiaries subject to certain conditions.  To the extent not exempt under Rule 52, the Financing Entities were granted authorization to issue these securities to third parties.  The Commission also granted authorization for AGL Resources and its subsidiaries to enter into support or expense agreements ("Expense Agreement") with certain Financing Entities to pay the expenses of any such entities subject to certain terms and conditions.  The Financing Order granted authorization, under Section 13(b) of the Act and Rules 87 and 90 thereunder to provide such services at a charge not to exceed a market price but only for so long as such Expense Agreement established by the Financing Subsidiary is in place.  Accordingly, Applicants seek similar authorization for NUI and its subsidiaries to organize such entities and to execute Expense Agreements under the same terms and conditions established in the Financing Order.

h.

Restructuring and Reorganization

Also pursuant to the Financing Order, AGL Resources' nonutility holdings may be restructured, from time to time as may be necessary or appropriate in furtherance of AGL Resources and the subsidiaries' authorized nonutility activities.  Restructuring could involve the acquisition of one or more new subsidiaries to acquire and hold direct or indirect interests in any or all of AGL Resources and its subsidiaries' existing or future authorized nonutility businesses.  Restructuring could also involve the merger or transfer of existing subsidiaries, or portions of existing businesses, among the AGL Resources associates and/or the reincorporation of existing subsidiaries in a different state.  Applicants seek similar authorization to restructure NUI and its nonutility holdings subject to the terms and conditions set forth in the Financing Order.

i.

Intermediate Subsidiaries

The Commission has granted authorization for AGL Resources to acquire, directly or indirectly, the securities of one or more entities ("Intermediate Subsidiaries"), which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, Rule 58 Companies, ETCs, or other non-exempt nonutility subsidiaries, provided that these Intermediate Subsidiaries may also engage in certain administrative activities and development activities defined in the Financing Order.  The Commission granted AGL Resources authorization to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in nonutility subsidiaries, and the activities and functions related to these investments.  Applicants request authorization to conduct the same transactions involving NUI and its nonutility subsidiaries in accordance with the terms and conditions set forth in the Financing Order.

j.

Rule 54 Analysis

The proposed financing transactions are subject to Rule 54, which refers to Rule 53.  Rule 54 under the Act provides that in determining whether to approve certain transactions other than those involving EWGs or FUCOs, as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) under the Act are satisfied.  Neither AGL Resources nor any of its subsidiaries presently has or will have after the consummation of the Merger an interest in any EWG or FUCO and, accordingly, Rule 53 is satisfied.

4.

Affiliate Transactions

a.

AGL Services

AGL Services is a service company established in accordance with Section 13(b) of the Act.  AGL Services provides business services to AGL Resources and its subsidiaries including: rates and regulatory services, internal auditing, strategic planning, external affairs, gas supply and capacity management, legal services and risk management, marketing, financial services, information systems and technology, corporate services, investor relations, customer services, purchasing, employee services, engineering, business support, facilities management and other services, such as business development, that may be agreed upon by the subsidiaries and AGL Services.  As compensation for services, the services agreement between the subsidiaries and AGL Services provides for client companies to pay to AGL Services the cost of these services, computed in accordance with the applicable rules and regulations under the Act and appropriate accounting standards.

AGL Services will provide business services to NUI and its utility and nonutility companies under the same terms and conditions as AGL Services serves the companies currently within the AGL Resources registered holding company system, as approved by the Commission.46

5.

Rule 16 Exemption

SSLLC, a 50% joint venture between NUI Saltville Storage and Duke Energy Gas Transmission is developing a natural gas storage facility in Saltville, Virginia.  SSLLC will not have more than 50% of its voting securities controlled by a registered holding company.  Pursuant to Rule 16, SSLLC is entitled to an exemption from the obligations, duties and liabilities imposed upon it under the Act as a subsidiary or affiliate of a registered holding company.  SSLLC seeks to rely on such exemption and therefore, Applicants request that the Commission authorize AGL Resources to acquire NUI's interest in SSLLC under Sections 9(a)(1) and 10.  The exemption under Rule 16 will permit SSLLC to continue to operate in accordance with its usual practice without the need for additional authorization under the Act.

VGC provides construction and operations management services to SSLLC.  Applicants request that the Commission exempt such services from Section 13(b) and the rules thereunder because SSLLC will be exempt under Rule 16, upon the issuance of the authorization requested herein, and, accordingly, will not be treated as a subsidiary of a registered holding company under the Act.

6.

Retention of Nonutility Subsidiaries

AGL Resources seeks authorization to retain UBS and for UBS to continue to provide services to NUI Utilities until, as described below, the business of UBS is transferred to NUI Utilities.  UBS’ operating revenues and operating margins were $6.1 million and $3.6 million, respectively, in fiscal year 2003.  UBS provides customer information systems and services to investor-owned and municipal utilities, as well as third party providers in the water, wastewater and gas markets.  A customer information system developed and maintained by UBS is presently serving 13 clients in support of more than 1.5 million customers.  UBS provides billing and payment processing services to NUI Utilities under a service agreement approved by the NJBPU.  In June 2003 NUI approved a plan to sell UBS.  However, the September 2003 decision to sell NUI reduced the probability that a sale of UBS would occur, given that there was no guarantee that UBS’ largest customer, NUI Utilities, would maintain a long-term relationship with UBS after the sale.  After the acquisition, its is expected that the activities of UBS would be folded into NUI Utilities or replaced.

The Commission has previously authorized subsidiaries of registered holding companies to offer data processing and other business support services.  See Cinergy Corp., Holding Co. Act Release No. 26662 (Feb. 7, 1997) and CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000) (authorizing retention of application services provider that provides, supports and manages a broad range of specialized facilities management software and information systems designed to help businesses and organizations manage and maintain facilities and equipment more efficiently).

Exhibit J-1 describes AGL Resources’ current plans for retaining or divesting each of NUI’s other nonutility businesses and discusses the legal basis for retention where applicable.

Item 4.

Regulatory Approval.

The federal and state regulatory requirements described below, with the exception of the notice required under Florida law, must be complied with before the Applicants can complete the Merger.  The Applicants currently believe that the necessary approvals can be obtained by October 31, 2004.

A.

State Approvals

1.

New Jersey

NUI Utilities’ Elizabethtown Gas division is subject to the jurisdiction of the NJBPU as a public utility.  The approval of the NJBPU is required before any person may directly or indirectly acquire control of a New Jersey public utility.  In considering a request to acquire control of a public utility, the NJBPU evaluates the impact of the acquisition on competition, on the ratepayers affected by the acquisition of control, on the employees of the affected public utility or utilities, and on the provision of safe and adequate utility service at just and reasonable rates.  AGL Resources and NUI filed an application on July 30, 2004 seeking the approval of the NJBPU consistent with these requirements.  The Applicants have requested approval be granted on an expedited basis, with October 31, 2004 as the target date for approval.

2.

Florida

NUI Utilities’ City Gas division is subject to the jurisdiction of the Florida Public Service Commission (“Florida Commission”) as a public utility.  Subject to the plenary jurisdiction of the Florida Commission over the operations of NUI, no filing or approval of the merger by the Florida Commission is required by Florida law.  However, within ten days of the consummation of the Merger, AGL Resources is required to file a notice with the Florida Commission stating that the tariffs then charged by City Gas of Florida will continue to remain in effect.  AGL Resources will make such a filing after consummation of the Merger.

3.

Maryland

The Maryland Public Service Commission (“Maryland Commission”) is granted general authority to supervise and regulate public utilities with operations in the State of Maryland.  NUI Utilities’ Elkton Gas division has utility operations in the State of Maryland.  AGL Resources and NUI have filed an application with the Maryland Commission under the Commission’s general authority to determine whether the Merger will have an adverse effect on the relevant Maryland franchises.  AGL Resources and NUI filed an application seeking the approval of the Maryland Commission consistent with these requirements on August 20, 2004.

4.

Virginia

VGC provides utility service in Virginia and is subject to the jurisdiction of the VSCC as a public service company and a public utility.  The VSCC must approve the acquisition of any Virginia public utility and the disposition of any utility assets located in Virginia.  The applicants must show that the provision of adequate service at just and reasonable rates will not be threatened or impaired by the Merger.  AGL Resources and NUI have filed an application seeking the approvals of the VSCC consistent with these requirements.  AGL Resources and NUI filed an application seeking the approval of the VSCC consistent with these requirements on August 10, 2004.

B.

Federal Approvals

1.

Hart-Scott-Rodino Antitrust Improvements Act of 1976

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder by the FTC, the Merger may not be consummated until AGL Resources and NUI file notifications and provide specified information to the FTC and the Antitrust Division of the DOJ and specified waiting period requirements are satisfied.  A review process under the HSR Act is undertaken for the purpose of determining whether a proposed transaction will have an adverse effect on competition in the marketplace in which the companies involved in that transaction currently operate.  Since the Merger falls within the scope of the transactions to which the HSR Act is applicable, the companies must file notifications with, and present information to, the DOJ and the FTC so as to provide an opportunity for the DOJ, the FTC and the public to evaluate whether the Merger might have any such anti-competitive effects.  Even after the HSR Act waiting period expires or terminates, the FTC or the Antitrust Division of the DOJ may later challenge the Merger on antitrust grounds.  If the transaction is not completed within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, the parties would be required to submit new information under the HSR Act and a new waiting period would begin.  On August 5, 2004, the parties filed their notification and report forms under the HSR Act with the FTC and the Antitrust Division of the DOJ.

2.

Communications Act of 1934

The Communications Act of 1934 prohibits the transfer, assignment or disposal in any manner of any construction permit or station license or any related rights, to any person without approval from the Federal Communications Commission.  The Federal Communications Commission will approve a transfer of control if it serves the public convenience, interest and necessity.  Applicants will seek the necessary approval from the Federal Communications Commission for the transfer of control of licenses held by NUI and its various subsidiaries.

Item 5.

Procedure.

NUI Utilities may not have sufficient sources of cash or liquidity to finance its gas supply requirements through the 2004-2005 heating season and that NUI may need additional cash to fund its operations.  NUI Utilities has filed in New Jersey for approval of a secured seasonal facility of at least $75 million to meet its seasonal gas requirement, and an additional $20 million working capital facility at NUI to fund its operations through closing.  Additionally, both of NUI and NUI Utilities will need to extend the terms of their existing credit facilities (with amounts drawn at over $350 million) to November of 2005; these facilities were originally scheduled to terminate in November 2004.  The terms of each of these bridge facilities and the extension of the existing facilities are onerous and expensive to NUI’s operations.

Due in large part to the risk and expense of NUI’s current liquidity situation, AGL Resources has requested that each of the state regulatory agencies having jurisdiction over the transaction approve the acquisition of NUI on an expedited basis.  The state agencies have acknowledged the desire to approve and have the transaction completed as soon as practicable.47  Therefore, Applicants request that this application also be processed on an expedited basis, with due regard for the risks and expense that delay may have on NUI, NUI Utilities, and its customers.

The Commission is thus respectfully requested to publish the requisite notice under Rule 23 with respect to this Application as soon as possible, such notice to specify a date by which comments must be entered and such date being the date when an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.  Applicants request that the Commission’s order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission’s order and the date on which the order is to become effective.  Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and/or order, unless the Division opposes the matters proposed herein.

Item 6.

 Exhibits and Financial Statements.

Exhibits

A-1

Amended and Restated Articles of Incorporation of AGL Resources Inc., filed with the Securities and Exchange Commission as Exhibit B to Amendment No. 1 to AGL Resources Inc.'s Registration Statement on Form S-4, SEC File No. 33-99826.

A-2

Bylaws of AGL Resources Inc., as amended October 29, 2003, filed with the Securities and Exchange Commission as Exhibit 3.2 to the AGL Resources Inc.'s Annual Report on Form 10-K filed on February 6, 2004, SEC File No. 001-14174.

A-3

Certificate of Incorporation of Cougar Corporation.*

A-4

By-laws of Cougar Corporation.*

A-5

Certificate of Incorporation, Amended and Restated, and Certificate of Amendment of Restated Certificate of Incorporation of NUI Corporation, filed with the Securities and Exchange Commission as Exhibit 3(i) of NUI Corporation's Quarterly Report on Form 10-Q for quarter ended December 31, 2001, SEC File No. 001-16385, dated February 14, 2002.

A-6

By-laws of NUI Corporation, as amended and restated, filed with the Securities and Exchange Commission as Exhibit 3(ii) of NUI Corporation's Annual Report on Form 10-K for the year ended September 30, 1997, SEC File No. 8353, dated September 30, 1997.

B-1

Agreement and Plan of Merger by and among AGL Resources Inc., Cougar Corporation and NUI Corporation, dated July 14, 2004, incorporated by reference to AGL Resources Inc.'s Current Report on Form 8-K, filed on July 15, 2004, SEC File No. 001-14174.

B-2

Proxy Statement of NUI Corporation Pursuant to Section 14(a) of the Securities Exchange Act of 1934, incorporated by reference to NUI Corporation's Preliminary Proxy Statement on Form PREM14A filed with the Securities and Exchange Commission on August 13, 2004, SEC File No. 001-16385.

C-1

Application to the New Jersey Board of Public Utilities.*

C-2

Application to the Maryland Public Service Commission.*

C-3

Application to the Virginia State Corporation Commission.*

C-4

Order of the New Jersey Board of Public Utilities.*

C-5

Order of the Maryland Public Service Commission.*

C-6

Order of the Virginia State Corporation Commission.*

D-1

Map of the Utility Service Territories of the AGL Resources System and NUI Corporation System.*

E-1

Opinion of Counsel – AGL Resources Inc.*

E-2

Opinion of Counsel – NUI Corporation.*

F-1

Past tense opinion of counsel.*

G-1

Application to the Federal Trade Commission.*

G-2

Order of the Federal Trade Commission.*

H-1

AGL Resources Inc.'s 2003 Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on February 6, 2004, SEC File No. 001-14174.

H-2

NUI Corporation's 2003 Annual Report on Form 10-K for the fiscal year ended September 30, 2003, filed with the Securities and Exchange Commission on May 13, 2004, SEC File No. 001-16385.

H-3

AGL Resources Inc.'s Quarterly Report on Form 10-Q for Period Ended March 31, 2004, filed with the Securities and Exchange Commission on April 28, 2004, SEC File No. 001-14174.

H-4

NUI Corporation's Quarterly Report on Form 10-Q/A for Period Ended March 31, 2004, filed with the Securities and Exchange Commission on June 17, 2004, File No. 001-16385.

I-1

Proposed Form of Notice.*

J-1

Description of NUI Nonutility Subsidiaries.*

K-1

Post-Transaction Corporate Chart.*

L-1

Form of Service Agreement.*

M-1

Press Release of the New Jersey Board of Public Utilities, dated July 15, 2004.*

* To be filed by amendment.

Financial Statements

FS-1

AGL Resources Inc.'s Consolidated Balance Sheet as of December 31, 2003, incorporated by reference to AGL Resources Inc.'s Annual Report on Form 10K, filed on February 6, 2004, SEC File No. 001-14174.

FS-2

AGL Resources Inc.'s Consolidated Statement of Income for the year ended December 31, 2003, incorporated by reference to AGL Resources Inc.'s Annual Report on Form 10K, filed on February 6, 2004, SEC File No. 001-14174.

FS-3

AGL Resources Inc.'s Consolidated Statements of Common Shareholders’ Equity for the year ended December 31, 2003, incorporated by reference to AGL Resources Inc.'s Annual Report on Form 10K, filed on February 6, 2004, SEC File No. 001-14174.

FS-4

AGL Resources Inc.'s Consolidated Statement of Cash Flows for the year ended December 31, 2003, incorporated by reference to AGL Resources Inc.'s Annual Report on Form 10K, filed on February 6, 2004, SEC File No. 001-14174.

FS-5

Notes to Consolidated Financial Statements, incorporated by reference to AGL Resources Inc.'s Annual Report on Form 10K, filed on February 6, 2004, SEC File No. 001-14174.

FS-6

NUI Corporation's Consolidated Balance Sheet for fiscal year ended September 30, 2003, incorporated by reference to NUI Corporation's Annual Report on Form 10K, filed on May 13, 2004, SEC File No. 0001-16385.

FS-7

NUI Corporation's Consolidated Statement of Income for fiscal year ended September 30, 2003, incorporated by reference to NUI Corporation's Annual Report on Form 10K, filed on May 13, 2004, SEC File No. 0001-16385.

FS-8

NUI Corporation's Consolidated Statement of Shareholders' Equity for fiscal year ended September 30, 2003, incorporated by reference to NUI Corporation's Annual Report on Form 10K, filed on May 13, 2004, SEC File No. 0001-16385.

FS-9

NUI Corporation's Consolidated Statement of Cash Flows for fiscal year ended September 30, 2003, incorporated by reference to NUI Corporation's Annual Report on Form 10K, filed on May 13, 2004, SEC File No. 0001-16385.

FS-10

Notes to Consolidated Financial Statements for fiscal year ended September 30, 2003, incorporated by reference to NUI Corporation's Annual Report on Form 10K, filed on May 13, 2004, SEC File No. 0001-16385.

Item 7.

Information as to Environmental Effects.

The proposed transactions involve neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq.  No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

AGL Resources Inc.

By:  /s/ Richard T. O'Brien

Richard T. O’Brien

Executive Vice President and Chief Financial Officer

NUI Corporation

By: /s/ Steven D. Overly

Steven D. Overly

Vice President, Chief Financial Officer, General Counsel and Secretary

Date: August 20, 2004

Exhibit Index

Exhibit	Description
A-1	Amended and Restated Articles of Incorporation of AGL Resources.	Incorporated by reference.
A-2	Bylaws of AGL Resources Inc.	Incorporated by reference.
A-5	Certificate of Incorporation, Amended and Restated, and Certificate of Amendment of Restated Certificate of Incorporation of NUI Corporation	Incorporated by reference.
A-6	By-laws of NUI Corporation, as amended and restated.	Incorporated by reference.
B-1	Agreement and Plan of Merger by and among AGL Resources Inc., Cougar Corporation and NUI Corporation, dated July 14, 2004.	Incorporated by reference.
B-2	Proxy Statement of NUI Corporation Pursuant to Section 14(a) of the Securities Exchange Act on Form 14A.	Incorporated by reference.
H-1	AGL Resources Inc.'s 2003 Annual Report on Form 10-K for the fiscal year ended December 31, 2003.	Incorporated by reference.
H-2	NUI Corporation's 2003 Annual Report on Form 10-K for the fiscal year ended September 30, 2003.	Incorporated by reference.
H-3	AGL Resources Inc.'s Quarterly Report on Form 10-Q for Period Ended March 31, 2004.	Incorporated by reference.
H-4	NUI Corporation's Quarterly Report on Form 10-Q/A for Period Ended March 31, 2004.	Incorporated by reference.
FS-1	AGL Resources Inc.'s Consolidated Balance Sheet as of December 31, 2003.	Incorporated by reference.
FS-2	AGL Resources Inc.'s Consolidated Statement of Income for the year ended December 31, 2003	Incorporated by reference.
FS-3	AGL Resources Inc.'s Consolidated Statements of Common Shareholders’ Equity for the year ended December 31, 2003	Incorporated by reference.
FS-4	AGL Resources Inc.'s Consolidated Statement of Cash Flows for the year ended December 31, 2003.	Incorporated by reference.
FS-5	Notes to Consolidated Financial Statements of AGL Resources Inc.	Incorporated by reference.
FS-6	NUI Corporation's Consolidated Balance Sheet for fiscal year ended September 30, 2003.	Incorporated by reference.
FS-7	NUI Corporation's Consolidated Statement of Income for fiscal year ended September 30, 2003.	Incorporated by reference.
FS-8	NUI Corporation's Consolidated Statement of Shareholders' Equity for fiscal year ended September 30, 2003.	Incorporated by reference.
FS-9	NUI Corporation's Consolidated Statement of Cash Flows for fiscal year ended September 30, 2003.	Incorporated by reference.
FS-10	Notes to Consolidated Financial Statements of NUI Corporation.	Incorporated by reference.

Footnotes

1 A letter from the Commission to NUI dated July 15, 2004 questions NUI's claim of exemption under Section 3(a)(1) and Rule 2.  NUI responded to the Commission by letter dated August 4, 2004.  NUI's qualification for an exemption under the Act would become moot if NUI became part of the AGL Resources registered holding company system as proposed in this application.

2 AGL Resources Inc., et al., Holding Co. Act Release No. 27828 (Apr. 1, 2004) ("Financing Order").

3 AGL Resources Inc., et al., Holding Co. Act Release No. 27243 (Oct. 5, 2000).

4 VGC's nonutility operations are discussed below.

5 A complete list and description of NUI's nonutility subsidiaries, which discusses the basis for retention for each subsidiary that would be retained, is included as Exhibit J-1.

6 During January 2004, NUI began to wind down the trading operations of NUI Energy Brokers and discontinued trading operations altogether at NUI Energy Brokers in March 2004, although NUI Energy Brokers continues to manage its prior contractual obligations under a long-term sales agreement in addition to two long-term gas storage and transportation agreements.

7 Effective April 1, 2004, OAS has subcontracted all of its existing services to a third party engineering firm.  OAS has notified its customers that upon expiration of their current contracts, their relationship with OAS will terminate.

8 The $28 million will be credited to ratepayers as follows:  $7 million in NUI's fiscal year 2004, $6 million in NUI's fiscal year 2005 and $5 million in each of NUI's fiscal years 2006, 2007 and 2008.  The $2 million penalty must be paid in $400,000 annual installments in each of NUI's fiscal years 2004 through 2008.  The company has the option to make a balloon payment of all outstanding amounts due under the terms of the settlement agreement at any time.  In addition, upon the close of a sale of NUI Utilities, any outstanding balance is required to be paid in full by NUI Utilities within a period to be determined by the NJBPU.

9 Cougar Corporation is a wholly owned subsidiary of AGL Resources organized under the laws of New Jersey.  It was incorporated on July 14, 2004 solely for the purposes of the Merger and is engaged in no other business.

10 See Pro Forma Capitalization Table at Item 3.B.1.c, supra.

11 For example, in Ameren Corporation, Holding Co. Act Release No. 27449 (Oct. 5, 2001) ("Ameren Financing Order"), the Commission authorized Ameren to issue common stock, among other things, as consideration for the equity securities or assets of other companies, provided that such acquisitions were either expressly authorized by separate Commission order or exempt under the Act.  Ameren subsequently financed its acquisition of CILCORP Inc. with common stock issued prior to the issuance of the Commission order approving the acquisition.  See Ameren Corporation, Holding Co. Act Release No. 27645 (Jan. 29, 2003).  Ameren has indicated that it will follow the same approach in its acquisition of Illinois Power.  See Ameren Corp. Application on Form U-1/A filed June 25, 2004 (SEC File No. 70-10220).

12 While AGL resources has not made any definitive decisions regarding its corporate structure following the closing, given NUI's exposure to certain post-closing liabilities and obligations, it is desirable to keep NUI's corporate structure in existence for some time following the closing.  Consequently, AGL Resources would not be the direct holder of the capital stock of NUI's utility business.

13 Henry C. Wolf, Vice Chairman and Chief Financial Officer of Norfolk Southern Corporation, is from Norfolk, Virginia and is currently a director of AGL Resources.

14 The repayment of NUI's bank loans would eliminate external debt at the NUI level.

15 AGL Resources or its financing subsidiary, AGL Capital Corporation, may issue indebtedness and fund NUI and NUI Utilities by acquiring the Intercompany Notes.

16 In terms of size, NUI's assets are over a quarter that of AGL Resources, its customer base is about a fifth of that of AGL Resources.

17 See Financing Order, supra.

18 AGL Resources Inc., Holding Co. Act Release No. 27243 (Oct. 5, 2000) ("Intrasystem Transactions Order").

19 AGL Resources Inc., et al., Holding Co. Act Release No. 27781 (Dec. 23, 2003) ("Tax Allocation Order").  The Commission's Order of October 5, 2000, AGL Resources Inc., et al., Holding Co. Act Release No. 27242 (Oct. 5, 2000) had reserved jurisdiction, pending completion of the record over (among other things) the tax allocation agreement.

20 Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]").

21 See Section 1(b)(4) of the Act (finding that the public interests of consumers are adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties. . . .").

22 American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978).

23 Vermont Yankee Nuclear Corp., Holding Co. Act Release No. 15958 (Feb. 6, 1968).

24 For example, NiSource Inc. has 3.3 million gas customers in nine states.  See NiSource Inc. Annual Report on Form 10-K for fiscal year ended December 31, 2003, File No. 001-16189, filed Mar. 12, 2004.  Xcel Energy Inc. has approximately 1.8 million gas customers in 11 states.  See Xcel Energy Inc. Annual Report on Form 10-K for fiscal year ended December 31, 2003, File No. 001-03034, filed Mar. 15, 2004.

25 These opinions are printed as part of NUI's preliminary proxy statement filed with the SEC Friday, August 13, 2004, and included herein as Exhibit B-2.

26 See Entergy Corporation, et al., Holding Co. Act Release No. 25952 (Dec. 17, 1993), petition for reconsideration denied, Holding Co. Act Release No. 26037 (Apr. 28, 1994).

27 See Unisource Energy Corporation, Holding Co. Act Release No. 27706 (Aug. 1, 2003) (fees, commissions and expenses that were incurred in connection with the transaction totaled approximately $5.6 million or approximately 2.4% of the total consideration to be paid); PEPCO Holdings Inc., Holding Co. Act Release No. 27553 (July 24, 2002) (fees and expenses incurred in connection with the transaction total approximately $45.8 million. This amount represents 2.1% (based on a purchase price of $2.2 billion) of the value of the consideration to be paid); New Century Energies, Inc., Holding Co. Act Release No. 27212 (Aug. 16, 2000) (fees and expenses of approximately $52 million represented approximately 1.4% of the value of the consideration to be paid); American Elec. Power Co., Inc. and Central and South West Corp., Holding Co. Act Release No. 27186 (June 14, 2000) (fees and expenses of approximately $73 million represented approximately 1.1% of the value of the consideration to be paid); Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (fees and expenses of approximately 2% of the value of the assets to be acquired).

28 To protect investors against unsound and complex capital structures, the SEC also would not favor a transaction that resulted in the creation or maintenance of an outstanding minority interest in a public utility subsidiary company.

29 "Capitalization" for purposes of this test is the sum of short-term debt (including current maturities of long-term debt), long-term debt, preferred stock and common stock equity.

30 Section 11(b)(1) states, in relevant part:

[T]he Commission shall permit a registered holding company to continue to control one or more additional integrated public-utility systems, if, after notice and opportunity for hearing, it finds that --

(A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

(B) All of such additional systems are located in on estate, or in adjoining States, or in a contiguous foreign country; and

(C) The continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management efficient operation, or the effectiveness of regulation.

31  See, e.g., Pepco Holdings Inc. et al.,  Holding Co. Act Release No. 27553 (July 24, 2002); see also Energy East Corp., et al., Holding Co. Act Release No. 27546 (June 27, 2002).

32 Ameren Corp. et al., Holding Co. Act Release No. 27645 (Jan. 29, 2003).

33 Pepco Holdings Inc., et al., Holding Co. Act Release No. 27553 (July 24, 2002).

34 Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000); KeySpan Corp., Holding Co. Act Release No. 27271 (Nov. 7, 2000).

35 PUHCA Section 2(a)(29)(B).

36 See e.g., NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999) (authorizing acquisition of Massachusetts gas utility by an Indiana combination gas and electric utility holding company); Sempra Energy, Holding Co. Act Release No. 26971 (Feb. 1, 1999).

37 NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999).

38 See MCN Corporation, 62 SEC Docket 2379 (Sept. 17, 1996).

39 Nipsco Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999).

40 See, e.g., Pepco Holdings Inc., Holding Co. Act Release No. 27557 (July 31, 2002); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); First Energy Corp., Holding Co. Act Release No. 27459 (Oct. 29, 2001); Exelon Corp., Holding Co. Act Release No. 27266 (Nov. 2, 2000); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999); and Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26, 1998).

41 The Commission has previously authorized financing transactions subject to these same general parameters.  See SCANA Corporation, Holding Co. Act Release No. 27649 (Feb. 12, 2003).

42 Substantially similar interest rate provisions have been authorized by the Commission in Energy East Corp., et al., Holding Co. Act Release No. 27643 (Jan. 28, 2003); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002); Ameren Corp. et al., Holding Co. Act Release No. 27655 (Feb. 27, 2003).

43 See, e.g., NiSource, Inc., Holding Co. Act Release No. 27789 (December 30, 2003); SCANA Corp., Holding Co. Act Release No. 27649 (Feb. 12, 2003).

44  S. Rep. No. 621, 74th Cong., 1st Sess. 3434 (1935) cited in Eastern Utilities Associates, 50 SEC 582, 584 (1991).

45 Eastern Utilities Associates, 50 SEC 582, 583 (1991) citing Commonwealth & So. Corp., 13 SEC 489, 492 (1943).

46  See Intrasystem Transactions Order, supra.

47 See Exhibit M-1, NJBPU Press Release dated July 15, 2004, stating that the NJBPU will establish an expedited review schedule and that it expects that the full merger review will take approximately six months instead of the typical 12 month period.